   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 12, 1996


                                                      REGISTRATION NO. 333-16235

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               BE AEROSPACE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                              3728                             06-1209796
                                                                          (I.R.S. EMPLOYER IDENTIFICATION
  (STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL                  NUMBER)
   INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)

                            ------------------------

                               BE AEROSPACE, INC.
                           1400 CORPORATE CENTER WAY
                           WELLINGTON, FLORIDA 33414
                                 (561) 791-5000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                 AMIN J. KHOURY
                             CHAIRMAN OF THE BOARD
                               BE AEROSPACE, INC.
                           1400 CORPORATE CENTER WAY
                           WELLINGTON, FLORIDA 33414
                                 (561) 791-5000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
         INCLUDING AREA CODE, OF AGENT FOR SERVICE FOR THE REGISTRANT)

                            ------------------------

                                   COPIES TO:

               C. DEAN DUSSEAULT, ESQ.                              ROHAN S. WEERASINGHE, ESQ.
                     ROPES & GRAY                                      SHEARMAN & STERLING
               ONE INTERNATIONAL PLACE                                 599 LEXINGTON AVENUE
             BOSTON, MASSACHUSETTS 02110                             NEW YORK, NEW YORK 10022

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE SECURITIES DESCRIBED HEREIN, NOR SHALL THERE BE ANY SALE OF SUCH SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

PROSPECTUS (Subject to Completion)


Issued December 12, 1996


                                4,000,000 Shares

                               BE Aerospace, Inc.
                                  COMMON STOCK
                            ------------------------

ALL OF THE SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE, OFFERED HEREBY ARE BEING SOLD BY THE COMPANY. THE COMMON STOCK IS QUOTED ON THE NASDAQ
        NATIONAL MARKET UNDER THE SYMBOL "BEAV." ON DECEMBER 11, 1996,
        THE REPORTED LAST SALE PRICE OF THE COMMON STOCK ON THE
                 NASDAQ NATIONAL MARKET WAS $25 1/2.

                            ------------------------
         SEE "RISK FACTORS" BEGINNING ON PAGE 7 HEREOF FOR INFORMATION
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------
                            PRICE $          A SHARE
                            ------------------------

                                                         UNDERWRITING
                                    PRICE TO             DISCOUNTS AND           PROCEEDS TO
                                     PUBLIC             COMMISSIONS(1)           COMPANY(2)
                              ---------------------  ---------------------  ---------------------
Per Share...................            $                      $                      $
Total(3)....................            $                      $                      $

------------


    (1) The Company and certain stockholders of the Company (the "Selling Stockholders") have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."


    (2) Before deducting expenses payable by the Company estimated at $        .


    (3) The Company and the Selling Stockholders have granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 535,000 and 65,000 additional Shares of Common Stock, respectively, at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions, proceeds to Company and proceeds
        to the Selling Stockholders will be $        , $        , $        and
        $        , respectively. See "Underwriters."

                            ------------------------
     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Shearman & Sterling, counsel for the Underwriters. It is expected that
delivery of the Shares will be made on or about             , 1996, at the
offices of Morgan Stanley & Co. Incorporated, New York, New York, against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY & CO.
             Incorporated
               CS FIRST BOSTON

                               PAINEWEBBER INCORPORATED
            , 1996

[LOGO] B/E Aerospace is the world's leading manufacturer of commercial aircraft cabin interior products.


                        In-Flight Entertainment            [PHOTO OF INDIVIDUAL
                                                          ENTERTAINMENT SYSTEM]

[PHOTO OF INDIVIDUAL
ENTERTAINMENT SYSTEM]


                       [PHOTO OF PERSON IN AIRLINE SEAT]


[PHOTO OF AIRLINE SEATS]             Seating            [PHOTO OF AIRLINE SEATS]



Galley Products

[PHOTO OF COFFEE                [PHOTO OF GALLEY              [PHOTO OF
     MAKER]                        STRUCTURE]              BEVERAGE CHILLER]

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.


     NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE COMPANY OR BY ANY UNDERWRITER THAT WOULD PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE REQUIRED BY THE COMPANY AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THE OFFERING OF THE COMMON STOCK AND THE DISTRIBUTION OF THIS PROSPECTUS.
                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     2
Risk Factors..........................     7
The Company...........................    10
Use of Proceeds.......................    10
Capitalization........................    10
Price Range of Common Stock...........    11
Dividend Policy.......................    11
Selected Financial Data...............    12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    14
Business..............................    20

                                        PAGE
                                        ----
Management............................    32
Security Ownership of Certain
  Beneficial Owners and Management....    35
Description of Capital Stock..........    37
Underwriters..........................    39
Legal Matters.........................    40
Experts...............................    40
Available Information.................    40
Incorporation of Certain Documents by
  Reference...........................    41
Index to Consolidated Financial
  Statements..........................   F-1

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934 (THE "EXCHANGE ACT"). SEE "UNDERWRITERS."

     DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10B-6, 10B-7, AND 10B-8 UNDER THE EXCHANGE ACT.
                            ------------------------

     The following trademarks are mentioned in this Prospectus: Silhouette(TM) and Combi(TM) are registered trademarks of BE Aerospace, Inc.; Nintendo(@) is a registered trademark of Nintendo of America, Inc.; and Sega(@) is a registered trademark of Sega Enterprises, Ltd.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the related notes, appearing elsewhere in this Prospectus. As used in this Prospectus, unless the context otherwise requires, the "Company," "B/E Aerospace" or "B/E" refers to BE Aerospace, Inc., a Delaware corporation. References herein to a fiscal year end relate to a year ending on the last Saturday in February (for example, fiscal 1996 refers to the Company's fiscal year ended February 24, 1996). Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. Market share information presented herein does not include markets in the former Soviet Union and will vary, sometimes significantly, from year to year. Investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

     B/E Aerospace is the world's largest manufacturer of commercial aircraft cabin interior products, serving virtually all major airlines with a broad line of products, including aircraft seats, a full line of food and beverage preparation and storage equipment, galley structures and in-flight entertainment systems. In addition, B/E provides upgrade, maintenance and repair services for the products which it manufactures as well as for those supplied by other manufacturers.

     Management believes that the Company has achieved the leading global market position in each of its major product categories. B/E is the largest manufacturer of airline seats in the world, offering an extensive line of first class, business class, tourist class and commuter seats. The Company is also the world's largest manufacturer of galley equipment for both narrow- and wide-body aircraft, including a wide selection of coffee and beverage makers, water boilers, ovens, liquid containers, refrigeration equipment and galley structures. In addition, the Company is the leading manufacturer of passenger entertainment and service systems, including passenger control systems and individual passenger in-flight entertainment systems. The Company believes that individual passenger in-flight entertainment systems will be one of the fastest growing and among the largest product categories in the commercial aircraft cabin interior products industry in the future.

     As of August 31, 1996, B/E's backlog was at a record $480 million (excluding any additional backlog attributable to United Airlines from the matters described under "Recent Developments") and, during the six months ended August 31, 1996, the Company has experienced significant growth in revenues and operating earnings.

COMPETITIVE STRENGTHS

     The Company believes that it has a strong competitive position attributable to a number of factors, including the following:

- Leading Market Share and Significant Installed Base. Management believes that the Company has achieved the leading global market positions in each of its major product categories, with worldwide market shares, based upon industry sources, of approximately 50% in aircraft seats, 90% in coffee makers, 90% in refrigeration equipment and 50% in ovens, in each case based on unit sales for the six months ended August 31, 1996, and 33% in individual passenger in-flight entertainment systems, determined on the basis of installed base as of August 31, 1996. The Company believes these market shares provide it with significant competitive advantages in serving its customers, including economies of scale and the ability to commit greater product development, global product support and marketing resources. Furthermore, because of economies of scale, in part attributable to its large market shares and its approximate $2.6 billion installed base of cabin interior equipment (valued at replacement prices as of August 31, 1996), the Company believes it is among the lowest cost producers in the cabin interior products industry. The Company also believes that its large installed base provides B/E with a significant advantage over competitors in obtaining orders for retrofit and refurbishment programs, principally because airlines tend to purchase equipment from the original supplier. In addition, because of the need for compatible spare parts at airline maintenance depots and the desire of airlines to maximize fleet commonality, a single vendor is typically used for all aircraft of the same type operated by a particular airline.

- Broadest Product Line in the Industry. Management believes the Company offers more technologically advanced products for the cabin interiors of commercial aircraft than any other manufacturer. With an established reputation for quality, service and product innovation, the Company enjoys broad recognition among the world's commercial airlines. The Company maintains a constant dialogue with a wide array of existing and potential customers, enabling it to become aware of emerging industry trends and needs and thereby play a leading role in product development. The Company has continued to expand its product line, believing that the airline industry increasingly will seek an integrated approach to the development, testing and sourcing of the aircraft's cabin interior.

- Technological Leadership/New Product Development. Management believes that the Company is a technological leader in its industry, with the largest R&D organization in the industry currently comprised of 319 engineers. The Company believes that its R&D effort and its on-site engineers at both the airlines and airframe manufacturers enable B/E to consistently introduce innovative products and thereby gain early entrant advantages and substantial market shares. Examples of such product development include: the Company's family of in-flight entertainment systems, which it believes to be superior to existing operational systems in terms of performance, reliability, weight, heat generation and flexibility to adapt to changing technology; a cappuccino/espresso maker; a quick chill wine cooling system; and a constant-pressure, steam cooking oven, which the Company believes substantially improves the appearance, aroma and taste of airline food.

GROWTH OPPORTUNITIES

     B/E believes that it is benefiting from three major growth trends occurring in the commercial aircraft cabin interior products industry:

- Increase in Refurbishment and Upgrade Orders. B/E's substantial installed base provides significant ongoing revenues from replacements, upgrades, repairs and spare parts. Approximately two-thirds of B/E's revenues and operating earnings for the six months ended August 31, 1996 were derived from refurbishment and upgrade orders. In the late 1980s and early 1990s, the airline industry suffered a significant downturn, which resulted in a deferral of cabin interior maintenance expenditures. Since early 1994, the airlines have experienced a turnaround in operating results, leading the domestic airline industry to record operating earnings during 1995 and 1996 to date. Deterioration of cabin interior product functionality and aesthetics within the commercial airline fleets during the industry downturn has encouraged airlines to increase spending on refurbishments and upgrades. The Company believes that it is well positioned to benefit over the next several years as a result of the airlines' dramatically improved financial condition and liquidity and the need to refurbish and upgrade cabin interiors. The Company's recent growth in backlog, revenues and operating earnings has been almost entirely from refurbishment and upgrade programs, and the Company is currently experiencing a high level of new order quote activity related to such programs.

- Expansion of Worldwide Fleet and Shift Toward Wide-Body Aircraft. Industry sources report that the airlines are experiencing extremely high load factors and that a significant number of new aircraft will be purchased to meet projected growth in worldwide air travel, which is expected to nearly double by 2005. According to the Current Market Outlook published by the Boeing Commercial Airplane Group in 1996 (the "Boeing Report"), the worldwide fleet of commercial passenger aircraft is projected to expand from approximately 11,000 at the end of 1995 to approximately 16,000 by the end of 2005. The Company believes that growth in aircraft interior product shipments related to new aircraft deliveries will begin in 1997. For example, Boeing has indicated that it plans to ship 215 aircraft in 1996 as compared with 340, 385, and 380, respectively, in each of the subsequent years through 1999. The Company generally receives orders related to new aircraft deliveries approximately six months before the delivery date. Furthermore, according to the July 1996 Airline Monitor, the percentage of new Boeing aircraft deliveries projected to be wide-body aircraft for 1996 through 1998 is 43%, as compared to 32% for the three-year period ended December 31, 1995. This shift toward wide-body aircraft is significant to the Company since these aircraft require substantially more seats, galley equipment and in-flight entertainment products per aircraft than do narrow-body aircraft.

- Emergence of Individual Passenger In-flight Entertainment Systems as a Major New Product Category. Airlines increasingly are demanding individual passenger in-flight entertainment systems as a method to attract and retain customers, as the availability of such service affects passengers' decisions on airline selection. These systems also provide the airlines with the opportunity to generate increased revenues, without raising ticket prices, by charging passengers for the services used. The Company expects that individual passenger in-flight entertainment systems will be one of the fastest growing and among the largest product categories in the commercial aircraft cabin interior products industry in the future.

  The Company has developed a number of individual in-flight entertainment systems that are designed to meet the varying technological and price specifications of the airlines. The Company's three current systems are the B/E 2000, a system that provides non-interactive video programming; the B/E 2000M, which offers similar functionality to the B/E 2000 but is fully upgradable to the Company's Multimedia Digital Distribution System ("MDDS") product; and the MDDS product itself. The MDDS product is a fully interactive entertainment system with the capacity to provide movies on demand, telecommunications, gaming and other services. As of August 31, 1996, B/E had entered into contracts to supply individual passenger entertainment systems to a number of airlines, including British Airways, Air France and KLM. As of August 31, 1996 B/E had an in-flight entertainment systems backlog of approximately $152 million (excluding any additional backlog attributable to United Airlines from the matters described under "Recent Developments").

                              RECENT DEVELOPMENTS

     On November 15, 1996, the Company announced that United Airlines had selected B/E as a supplier of individual in-flight entertainment systems for its B777, B747-400 and B767-300 aircraft. While such selection is subject to negotiation of definitive documentation, the Company expects an initial order of approximately $60 million of the B/E 2000M system, to be installed on 54 United Airlines aircraft. If United Airlines decides to upgrade its B/E 2000M entertainment systems to full MDDS interactive functionality, significant additional orders would follow. Pending the negotiation of the final contract, United Airlines has authorized the Company to proceed with necessary engineering and other long lead time items. The Company also announced on the same date that it had been selected, in a program valued at $70 million, to supply all of United Airlines' seating requirements for its Premiere Connoisseur Class services, including business class on all of its wide-body fleet, and first class on all of its narrow-body fleet. On November 6, 1996, B/E announced that the MDDS (including the B/E 2000M) is now being offered by Boeing to its customers as a line fit option for both the B777 and the B747 aircraft, allowing airlines to specify the MDDS as their in-flight entertainment system choice on these Boeing aircraft. Prior to this announcement, the MDDS could only be installed as a retrofit option after the airlines took initial delivery of new aircraft.

                                  THE OFFERING


Common Stock Offered by the Company..................  4,000,000 shares
Common Stock to be Outstanding after the Offering....  21,704,275 shares(1)
Use of Proceeds......................................  To repay amounts currently outstanding under certain of the Company's existing
                                                       bank credit facilities and for general
                                                       corporate purposes, including working
                                                       capital requirements to support increased
                                                       sales and possible investments in
                                                       strategic acquisitions. See "Use of
                                                       Proceeds."
NASDAQ Symbol........................................  BEAV


---------------


(1) As of November 30, 1996 and does not include 2,489,825 shares of Common Stock issuable upon exercise of outstanding stock options on the date hereof, including 1,503,577 shares issuable pursuant to options which are currently exercisable.

                             SUMMARY FINANCIAL DATA

     The financial data as of and for the fiscal years ended February 24, 1996, February 25, 1995, and February 26, 1994, except backlog, have been derived from financial statements which have been audited by B/E's independent auditors. The financial data as of and for the six months ended August 31, 1996 and August 26, 1995 have been derived from financial statements which are unaudited, but, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods. Operating results for the six months ended August 31, 1996 and August 26, 1995 are not necessarily indicative of results that may be expected for a full year. The following financial information is qualified by reference to, and should be read in conjunction with, the B/E historical financial statements, including notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                       SIX MONTHS ENDED                       FISCAL YEAR ENDED
                                                  ---------------------------       --------------------------------------
                                                  AUGUST 31,       AUGUST 26,       FEB. 24,       FEB. 25,       FEB. 26,
                                                   1996(A)            1995          1996(A)          1995           1994
                                                  ----------       ----------       --------       --------       --------
                                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS:
Net sales.......................................   $200,328         $113,045        $232,582       $229,347       $203,364
Cost of sales...................................    133,342           75,925         160,031        154,863        136,307
                                                   --------         --------        --------       --------       --------
  Gross profit..................................     66,986           37,120          72,551         74,484         67,057
Operating expenses:
  Selling, general and administrative...........     24,254           16,743          42,000         31,787         28,164
  Research, development and engineering.........     19,157           24,774(c)       58,327(c)      12,860          9,876
  Amortization expenses.........................      5,514            4,650           9,499          9,954          7,599
  Other expenses................................         --               --           4,170(b)      23,736(b)          --
                                                   --------         --------        --------       --------       --------
Operating earnings (loss).......................     18,061           (9,047)        (41,445)        (3,853)        21,418
Interest expense, net...........................     14,399            8,149          18,636         15,019         12,581
                                                   --------         --------        --------       --------       --------
Earnings (loss) before income taxes (benefit)
  and cumulative effect of accounting change....      3,662          (17,196)        (60,081)       (18,872)         8,837
Income taxes (benefit)..........................        366               --              --         (6,806)         3,481
                                                   --------         --------        --------       --------       --------
Earnings (loss) before cumulative effect of
  accounting change.............................      3,296          (17,196)        (60,081)       (12,066)         5,356
Cumulative effect of accounting change..........         --          (23,332)(c)     (23,332)(c)         --             --
                                                   --------         --------        --------       --------       --------
Net earnings (loss).............................   $  3,296         $(40,528)       $(83,413)      $(12,066)      $  5,356
                                                   ========         ========        ========       ========       ========
Earnings (loss) per common share:
Earnings (loss) before cumulative effect of
  accounting change.............................   $   0.19         $  (1.07)       $  (3.71)      $  (0.75)      $   0.35
Cumulative effect of accounting change..........         --            (1.45)(c)       (1.44)(c)         --             --
                                                   --------         --------        --------       --------       --------
Net earnings (loss).............................   $   0.19         $  (2.52)       $  (5.15)      $  (0.75)      $   0.35
                                                   ========         ========        ========       ========       ========
Common and common equivalent shares.............     17,446           16,108          16,158         16,021         15,438
OTHER DATA:
Depreciation and amortization...................   $ 11,840         $  8,413        $ 18,435       $ 16,146       $ 13,115
Capital expenditures............................      7,065            8,168          13,656         12,172         11,002
Backlog, at period end..........................    480,000          345,000         450,000        331,000        241,000

                                                                                             AS OF AUGUST 31, 1996
                                                                                          ---------------------------
                                                                                           ACTUAL      AS ADJUSTED(D)
                                                                                          --------     --------------
BALANCE SHEET DATA:
Working capital.........................................................................  $ 62,282        $ 94,452
Total assets............................................................................   443,340         475,510
Long-term debt..........................................................................   282,058         225,000
Stockholders' equity....................................................................    52,144         141,914

                               FOOTNOTES TO TABLE

(a) On January 24, 1996, the Company acquired all of the stock of Burns Aerospace Corporation ("Burns"), an industry leader in commercial aircraft seating. The acquisition of Burns was accounted for as a purchase, and the results of Burns are included in B/E's historical financial data from the date of acquisition.

(b) In fiscal 1996, in conjunction with the Company's rationalization of its seating business and as a result of the Burns acquisition, the Company recorded a charge to earnings of $4.2 million related to costs associated with the integration and consolidation of the Company's European seating operations. In fiscal 1995, the Company charged to earnings $23.7 million of expenses primarily related to intangible assets and inventories associated with the Company's earlier generations of passenger entertainment systems.

(c) In fiscal 1996, the Company changed its method of accounting relating to the capitalization of pre-contract engineering costs that were previously included as a component of inventories and amortized to earnings as the product was shipped. Effective February 26, 1995, such costs have been charged to research and development and expensed as incurred, and, as a result, periods prior to fiscal 1996 are not comparable. In connection with such change in accounting, the Company recorded a charge to earnings of $23.3 million. See Note 2 of Notes to Consolidated Financial Statements.

(d) Adjusted to reflect the sale of 4,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $23 7/8 per share and the application of $57.6 million of net proceeds to reduce indebtedness as described in "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, prospective investors should consider carefully the following factors in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby.

DEPENDENCE UPON CONDITIONS IN THE AIRLINE INDUSTRY

     The Company's customers are the world's commercial airlines. As a result, the Company's business is directly dependent upon the conditions in the highly cyclical and competitive commercial airline industry. In the late 1980s and early 1990s, the world airline industry suffered a severe downturn, which resulted in record losses and several air carriers seeking protection under bankruptcy laws. As a consequence, during such period, airlines sought to conserve cash by reducing or deferring scheduled cabin interior refurbishment and upgrade programs and delaying purchases of new aircraft. This led to a significant contraction in the commercial aircraft cabin interior products industry, and a decline in the Company's business and profitability. The airline industry has experienced an economic turnaround and the levels of airline spending on refurbishment and new aircraft purchases have expanded. However, due to the volatility of the airline industry there can be no assurance that the current profitability of the airline industry will continue or that the airlines will maintain or increase expenditures on cabin interior products for refurbishments or new aircraft.

     In addition, the airline industry is undergoing a process of consolidation and significantly increased competition. Such consolidation could result in a reduction in future aircraft orders as overlapping routes are eliminated and airlines seek greater economies through higher aircraft utilization. Increased airline competition may also result in airlines seeking to reduce costs by promoting greater price competition from airline cabin interior products manufacturers, thereby adversely affecting the Company's revenues and margins.

NEW PRODUCT INTRODUCTIONS AND TECHNOLOGICAL CHANGE

     Airlines currently are taking delivery of a new generation of aircraft and demanding increasingly sophisticated cabin interior products. As a result, the cabin interior configurations of commercial aircraft are becoming more complex and will require more technologically advanced and integrated products. For example, airlines increasingly are seeking sophisticated in-flight entertainment systems, such as the MDDS interactive individual passenger in-flight entertainment system developed by B/E, which the Company expects will provide a significant percentage of its future revenues. Development of the MDDS required substantial investment by the Company and third parties in research, development and engineering. MDDS is not yet in commercial production. The future success of the Company will depend, to a significant extent, on its ability to manufacture successfully and deliver, on a timely basis, its MDDS product and to have the MDDS perform at the level expected by B/E's customers and their passengers, as well as the Company's ability to continue to develop, profitably manufacture and deliver, on a timely basis, other technologically advanced, reliable high-quality products which can be readily integrated into complex cabin interior configurations. See "Business -- Products and Services."

COMPETITION

     The Company competes with a number of established companies that have significantly greater financial, technological and marketing resources than the Company. Although the Company has achieved a significant share of the market for a number of its cabin interior products, there can be no assurance that the Company will be able to maintain this market share. The ability of the Company to maintain its market share will depend not only on its ability to remain the supplier of retrofit and refurbishment products and spare parts on the commercial fleets on which its products are currently in service but also on its success in causing its products to be selected for installation in new aircraft, including next generation aircraft, expected to be purchased by the airlines over the next decade, and in avoiding product obsolescence. In addition, the Company's primary competitor in the market for new passenger entertainment products, including individual seat video and in-flight entertainment and cabin management systems, Matsushita Electronics, has significantly greater technological capabilities and financial and marketing resources than the Company. See "Business -- Competition."

ADVERSE CONSEQUENCES OF FINANCIAL LEVERAGE

     Following the Offering, the Company will continue to have substantial indebtedness and, as a result, significant debt service obligations. As of August 31, 1996, after giving effect to the Offering and the application of the net proceeds therefrom, the Company would have had approximately $230 million aggregate amount of indebtedness outstanding, representing 62% of total capitalization. See "Use of Proceeds" and "Capitalization."

     The degree of the Company's leverage could have important consequences to purchasers of the shares of Common Stock offered hereby, including: (i) limiting the Company's ability to obtain additional financing to fund future working capital requirements, capital expenditures, acquisitions or other general corporate requirements; (ii) requiring a substantial portion of the Company's cash flow from operations to be dedicated to debt service requirements, thereby reducing the funds available for operations and further business opportunities; and (iii) increasing the Company's vulnerability to adverse economic and industry conditions. In addition, since any borrowings under the Company's bank credit facilities will be at variable rates of interest, the Company will be vulnerable to increases in interest rates. The Company may incur additional indebtedness in the future, although its ability to do so will be restricted by the indenture governing the Company's Senior Subordinated Notes due 2006 (the "Senior Subordinated Notes"), the indenture governing the Company's Senior Notes due 2003 (the "Senior Notes") and the Company's bank credit facilities. The ability of the Company to make scheduled payments under its present and future indebtedness will depend on, among other things, the future operating performance of the Company and the Company's ability to refinance its indebtedness when necessary. Each of these factors is to a large extent subject to economic, financial, competitive and other factors beyond the Company's control.

     The Company's bank credit facilities and the indentures governing the Senior Notes and the Senior Subordinated Notes contain numerous financial and operating covenants that will limit the discretion of the Company's management with respect to certain business matters. These covenants will place significant restrictions on, among other things, the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments, and to sell or otherwise dispose of assets and merge or consolidate with other entities. The Company's bank credit facilities also require the Company to meet certain financial ratios and tests. A failure to comply with the obligations contained in the Company's bank credit facilities, or the indentures governing the Senior Notes and the Senior Subordinated Notes, could result in an event of default under the Company's bank credit facilities, or the aforementioned indentures, which could permit acceleration of the related debt and acceleration of debt under other instruments that may contain cross-acceleration or cross-default provisions.

ABILITY TO INTEGRATE ACQUIRED BUSINESSES

     Since 1992, B/E has acquired nine companies. The Company intends to consider future strategic acquisitions in the commercial airline cabin interior industry, some of which could be material to the Company. The ability of the Company to continue to achieve its goals will depend upon its ability to integrate effectively any future acquisition, and to achieve cost efficiencies. Although B/E has been successful in the past in doing so, there can be no assurance that it will continue to be successful.

REGULATION

     The Federal Aviation Administration (the "FAA") prescribes standards and licensing requirements for aircraft components, including virtually all commercial airline cabin interior products, and licenses component repair stations within the United States. Comparable agencies regulate these matters in other countries. If the Company fails to obtain a required license for one of its products or services or loses a license previously granted, the sale of the subject product or service would be prohibited by law until such license is obtained or renewed. In addition, designing new products to meet existing FAA requirements and retrofitting installed products to comply with new FAA requirements can be both expensive and time-consuming. See "Business -- Government Regulation."

CERTAIN LEGAL PROCEEDING

     In July 1995, B/E became aware that the U.S. Attorney's Office for the District of Connecticut, in conjunction with the Department of Commerce and the U.S. Customs Service, is conducting a grand jury investigation focused on possible non-compliance by B/E with certain statutory and regulatory provisions relating to export licensing and controls. The investigation relates primarily to the sale of passenger seats and related spare parts for civilian commercial passenger aircraft to Iran Air from 1992 through mid-1995. B/E has been advised that it is a target of the investigation; however, neither it nor any current or former directors, officers, or employees have been charged in connection with the investigation. The investigation is at an early stage and, while the Company intends to defend itself vigorously, the ultimate outcome of the investigation cannot presently be determined. An adverse outcome could have a material adverse effect upon the operations and/or financial condition of the Company.

                                  THE COMPANY

     B/E Aerospace is the world's largest supplier of commercial aircraft cabin interior products, serving virtually all major airlines with a broad line of products, including aircraft seats, galley products and structures and in-flight entertainment systems. B/E's executive offices are located at 1400 Corporate Center Way, Wellington, Florida 33414, and its telephone number is (561) 791-5000.

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of the 4,000,000 shares of Common Stock offered hereby are approximately $89.8 million ($101.8 million if the Underwriters' overallotment option is exercised in full; the Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders pursuant to any exercise of the Underwriters' overallotment option). The Company intends to use approximately $57.6 million of the net proceeds from the Offering to repay the outstanding balances under certain B/E bank credit facilities. The bank indebtedness which the Company intends to repay accrued interest at a weighted average rate of 7.56% per annum as of August 31, 1996 and had maturities extending through March 2003. A portion of such debt to be repaid was incurred within the past year for working capital purposes. Assuming such repayment, the Company would have available under its bank credit facilities approximately $97.0 million for subsequent borrowings. The remainder of the net proceeds will be used for general corporate purposes, including working capital requirements to support increased sales, and possible investments in strategic acquisitions. The Company currently has no agreements, commitments or understandings with respect to any acquisitions. Pending application as described above, the net proceeds of the Offering will be invested in short-term investments.


                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of August 31, 1996 and as adjusted to give effect to the sale of the 4,000,000 shares of Common Stock offered by the Company hereby after deducting estimated underwriting discounts, commissions and other offering expenses, and the application of the net proceeds of the Offering as described in "Use of Proceeds." The table should be read in conjunction with the financial statements, including notes thereto, included elsewhere in the Prospectus.

                                                                        AS OF AUGUST 31, 1996
                                                                     ---------------------------
                                                                      ACTUAL      AS ADJUSTED(A)
                                                                     --------     --------------
                                                                             (UNAUDITED)
                                                                       (DOLLARS IN THOUSANDS)
Short-term debt, including current maturities of long-term debt....  $  5,459        $  4,917
                                                                     --------        --------
Long-term debt, excluding current maturities:
  Bank indebtedness................................................    57,058              --
  Senior Notes.....................................................   125,000         125,000
  Senior Subordinated Notes........................................   100,000         100,000
                                                                     --------        --------
     Total long-term debt..........................................   282,058         225,000
                                                                     --------        --------
Stockholders' equity
  Preferred Stock, $.01 par value, 1,000,000 shares authorized; no
     shares issued and outstanding.................................        --              --
  Common Stock, $.01 par value, 30,000,000 shares authorized;
     16,877,867 shares issued and outstanding (20,877,867 shares,
     as adjusted)(b)...............................................       169             209
  Additional paid-in capital.......................................   125,730         215,460
  Retained earnings................................................   (72,699)        (72,699)
  Currency translation adjustment..................................    (1,056)         (1,056)
                                                                     --------        --------
     Total stockholders' equity....................................    52,144         141,914
                                                                     --------        --------
          Total capitalization.....................................  $339,661        $371,831
                                                                     ========        ========

---------------
(a) Adjusted to reflect the sale of 4,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $23 7/8 per share. The Company intends to use approximately $57.6 million of the net proceeds from the Offering to repay certain outstanding bank indebtedness, which accrued interest at a weighted average of 7.56% per annum as of August 31, 1996. Assuming such repayment, the Company would have available under its various bank credit facilities approximately $97.0 million for subsequent borrowings.


(b) Excludes 746,500 shares of Common Stock issued pursuant to stock options exercised after August 31, 1996. Also excludes 3,214,512 shares of Common Stock reserved for issuance under the Company's various stock options plans, including 1,503,577 options which are currently exercisable.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is quoted on the NASDAQ National Market System under the symbol "BEAV." The following table sets forth, for the periods indicated, the range of high and low per share sale prices for the Common Stock as reported by NASDAQ:


                                                                            HIGH     LOW
                                                                            -----    ----
    FISCAL YEAR ENDED FEBRUARY 26, 1994:
      First Quarter.......................................................  12 1/2    8 3/
      Second Quarter......................................................  15 1/4   12 1/4
      Third Quarter.......................................................  15       10
      Fourth Quarter......................................................  12        8 3/
    FISCAL YEAR ENDED FEBRUARY 25, 1995:
      First Quarter.......................................................  11 1/2    7 7/
      Second Quarter......................................................  9 1/2     7 3/
      Third Quarter.......................................................  9 1/4     7 1/
      Fourth Quarter......................................................  8 1/2     5 3/
    FISCAL YEAR ENDED FEBRUARY 24, 1996:
      First Quarter.......................................................  8 5/8     5 1/
      Second Quarter......................................................  9 1/4     7 1/
      Third Quarter.......................................................   9 9/1    7 1/
      Fourth Quarter......................................................  13 5/8    8 7/
    FISCAL YEAR ENDED FEBRUARY 22, 1997:
      First Quarter.......................................................  16 1/4    9 7/
      Second Quarter......................................................  16 3/4   12 3/8
      Third Quarter.......................................................  24 1/2   15 7/8
      Fourth Quarter (through December 11, 1996)..........................  25 1/2   22 7/8



     As of November 30, 1996, the Company had 278 shareholders of record, and management estimates that there were approximately 3,300 beneficial owners of the Company's Common Stock. A recent last sale price of the Common Stock as reported by NASDAQ is set forth on the cover page of this Prospectus.


                                DIVIDEND POLICY

     The Company has never paid a cash dividend and does not plan to pay cash dividends on its Common Stock in the foreseeable future. It is the current policy of the Company's Board of Directors to retain any future earnings for use in the business of the Company. In addition, terms of the Company's Senior Notes, Senior Subordinated Notes and bank credit facilities place restrictions on the amount of dividends which may be declared.

                            SELECTED FINANCIAL DATA

     On February 28, 1992, B/E acquired from the Pullman Company certain assets and liabilities of PTC Aerospace, Inc. ("PTC") and Aircraft Products Company ("APC") and changed its fiscal year-end to the last Saturday in February. On April 2, 1992, B/E acquired the stock of Flight Equipment Engineering Limited ("FEEL"). During fiscal 1994, B/E completed the following acquisitions: (a) on April 29, 1993, B/E acquired all of the stock of Royal Inventum, B.V. ("Inventum"); (b) on August 23, 1993, B/E acquired all of the stock of Nordskog Industries ("Nordskog"); (c) on August 26, 1993, B/E acquired all of the stock of Acurex Corporation ("Acurex"); and (d) on October 13, 1993, B/E acquired substantially all of the assets of Philips Airvision ("Airvision"). On January 24, 1996, the Company acquired all of the stock of Burns Aerospace Corporation ("Burns"), an industry leader in commercial aircraft seating. The financial data as of and for the fiscal years ended February 24, 1996, February 25, 1995, February 26, 1994 and February 27, 1993, the seven months ended February 29, 1992 and the fiscal year ended July 28, 1991 have been derived from financial statements which have been audited by B/E's independent auditors. The financial data as of and for the six months ended August 31, 1996 and August 26, 1995 have been derived from financial statements which are unaudited, but, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods. Operating results for the six months ended August 31, 1996 and August 26, 1995 are not necessarily indicative of results that may be expected for a full year. The following financial information is qualified by reference to, and should be read in conjunction with, the B/E historical financial statements, including notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                         SIX MONTHS ENDED                        FISCAL YEAR ENDED                     SEVEN MONTHS   FISCAL YEAR
                      ----------------------   ------------------------------------------------------      ENDED         ENDED
                      AUGUST 31,  AUGUST 26,   FEBRUARY 24,  FEBRUARY 25,  FEBRUARY 26,  FEBRUARY 27,  FEBRUARY 29,    JULY 28,
                       1996(A)       1995        1996(A)         1995          1994          1993          1992          1991
                      ----------  ----------   ------------  ------------  ------------  ------------  -------------  -----------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF
  OPERATIONS:
Net sales...........   $200,328    $113,045      $232,582      $229,347      $203,364      $198,019      $  12,192      $24,278
Cost of sales.......    133,342      75,925       160,031       154,863       136,307       137,690          5,626       10,645
                       --------    --------      --------      --------      --------      --------       --------      -------
        Gross
          profit....     66,986      37,120        72,551        74,484        67,057        60,329          6,566       13,633
Operating expenses:
  Selling, general
    and
   administrative...     24,254      16,743        42,000        31,787        28,164        21,698          4,871(e)     4,855
  Research,
    development and
    engineering.....     19,157      24,774(c)     58,327(c)     12,860         9,876        11,299          1,324        1,809
  Amortization
    expense.........      5,514       4,650         9,499         9,954         7,599         4,551          3,707(e)        --
  Other expenses....         --          --         4,170(b)     23,736(b)         --            --             --           --
                       --------    --------      --------      --------      --------      --------       --------      -------
Operating earnings
  (loss)............     18,061      (9,047)      (41,445)       (3,853)       21,418        22,781         (3,336)       6,969
Interest (income)
  expense, net......     14,399       8,149        18,636        15,019        12,581         3,955           (743)        (211)
                       --------    --------      --------      --------      --------      --------       --------      -------
Earnings (loss)
  before income
  taxes (benefit),
  extraordinary item
  and cumulative
  effect of
  accounting
  change............      3,662     (17,196)      (60,081)      (18,872)        8,837        18,826         (2,593)       7,180
Income taxes
  (benefit).........        366          --            --        (6,806)        3,481         6,676           (860)       2,478
                       --------    --------      --------      --------      --------      --------       --------      -------
Earnings (loss)
  before
  extraordinary item
  and cumulative
  effect of
  accounting
  change............      3,296     (17,196)      (60,081)      (12,066)        5,356        12,150         (1,733)       4,702
Extraordinary item,
  net of tax
  effect............         --          --            --            --            --          (522)(d)          --          --
Cumulative effect of
  accounting
  change............         --     (23,332)(c)    (23,332)(c)         --          --            --             --           --
                       --------    --------      --------      --------      --------      --------       --------      -------
Net earnings
  (loss)............   $  3,296    $(40,528)     $(83,413)     $(12,066)     $  5,356      $ 11,628      $  (1,733)     $ 4,702
                       ========    ========      ========      ========      ========      ========       ========      =======
Earnings (loss) per
  common share:
  Earnings (loss)
    before
    cumulative
    effect of
    accounting
    change..........   $   0.19    $  (1.07)     $  (3.71)     $  (0.75)     $   0.35      $   1.03      $   (0.18)     $  0.65
  Cumulative effect
    of accounting
    change..........         --       (1.45)(c)      (1.44)(c)         --          --         (0.05)(d)          --          --
                       --------    --------      --------      --------      --------      --------       --------      -------
Net earnings
  (loss)............   $   0.19    $  (2.52)     $  (5.15)     $  (0.75)     $   0.35      $   0.98      $   (0.18)     $  0.65
                       ========    ========      ========      ========      ========      ========       ========      =======
Common and common
  equivalent
  shares............     17,446      16,108        16,158        16,021        15,438        11,847          9,604        7,248
Supplemental
  earnings (loss)
  per common
  share:(f)
  Earnings (loss)
    before
    cumulative
    effect of
    accounting
    change..........   $   0.26                  $  (2.98)
  Cumulative effect
    of accounting
    change..........         --                     (1.25)
                       --------                  --------
  Net earnings
    (loss)..........   $   0.26                  $  (4.23)
                       ========                  ========
BALANCE SHEET DATA
  (END OF PERIOD):
Working capital.....   $ 62,282    $ 53,022      $ 41,824      $ 76,563      $ 76,874      $133,661      $  27,367      $13,500
Total assets........    443,340     355,125       433,586       379,954       375,009       314,055        135,330       26,034
Long-term debt......    282,058     188,435       273,192       172,693       159,170       127,743         40,500           --
Shareholders'
  equity............     52,144      86,630        44,157       125,331       133,993       107,974         57,057       22,467

                               FOOTNOTES TO TABLE

(a) On January 24, 1996, the Company acquired all of the stock of Burns, an industry leader in commercial aircraft seating. The acquisition of Burns was accounted for as a purchase, and the results of Burns are included in B/E's historical financial data from the date of acquisition.

(b) In fiscal 1996, in conjunction with the Company's rationalization of its seating business and as a result of the Burns acquisition, the Company recorded a charge to earnings of $4.2 million related to costs associated with the integration and consolidation of the Company's European seating operations. In fiscal 1995, the Company charged to earnings $23.7 million of expenses primarily related to intangible assets and inventories associated with the Company's earlier generations of passenger entertainment systems.

(c) In fiscal 1996, the Company changed its method of accounting relating to the capitalization of pre-contract engineering costs that were previously included as a component of inventories and amortized to earnings as the product was shipped. Effective February 24, 1995, such costs have been charged to research and development and expensed as incurred and, as a result, periods prior to fiscal 1996 are not comparable. In connection with such change in accounting, the Company recorded a charge to earnings of $23.3 million. See Note 2 of Notes to Consolidated Financial Statements.

(d) As a result of the sale of Senior Notes in 1993, the Company wrote off the unamortized portion of certain debt issuance costs related to its prior credit agreement.

(e) During the seven months ended February 29, 1992, approximately $3.1 million of non-recurring expenses related to writedown of intangible assets and $2.1 million of costs associated with the Company's acquisitions were charged to amortization expense and selling, general and administrative expenses, respectively.

(f) As required by APB 15, the Supplemental earnings (loss) per common share data adjust the Statement of Operations data and Common and common equivalent shares to give effect to: (i) the assumed issuance of 2,566,559 shares of Common Stock by the Company which would be necessary to generate proceeds (using an assumed share price of $23 7/8), net of estimated offering costs, sufficient to repay $57.6 million of indebtedness; and (ii) the elimination of interest expense related to such borrowings for each period, net of tax. The supplemental data do not give effect to the issuance of an additional 1,433,441 shares of Common Stock offered by the Company, the proceeds of which will be used as set forth under "Use of Proceeds".

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

INTRODUCTION

     B/E has become the world's leading manufacturer of commercial aircraft interior products through the strategic acquisitions of seating, in-flight passenger entertainment and services systems and galley products businesses. B/E's products include an extensive line of first, business, tourist class and commuter seats, a broad range of galley products including coffee and beverage makers, ovens, liquid containers, refrigeration equipment and galley structures, as well as a line of in-flight entertainment products including the MDDS interactive video system. B/E markets and sells its products to its customers, the airlines, through an integrated worldwide approach, focused by airline and encompassing B/E's entire product line.

     B/E's revenues are generally derived from two primary sources: refurbishment or upgrade programs for the airlines' existing worldwide fleets, and new aircraft deliveries. B/E believes its large installed base of products, estimated to be approximately $2.6 billion as of August 31, 1996 (valued at replacement prices), gives it a significant advantage over competitors in obtaining orders for refurbishment programs, principally due to the tendency of the airlines to purchase equipment for such programs from the original supplier. With the exception of spare parts sales, B/E's revenues are generated from programs initiated by the airlines which may vary significantly from year to year in terms of size, mix of products and length of delivery. As a result, B/E's revenues and margins may fluctuate from period to period based upon the size and timing of the program and the type of products sold. Historically, B/E experienced certain trends in its two revenue drivers: as the airlines took deliveries of large numbers of new aircraft, refurbishment programs as a percentage of revenues declined and, similarly, when new aircraft deliveries declined, refurbishment programs tended to increase in number and size. During the most recent airline industry recession, which ended in 1994, the airlines significantly depleted their cash reserves and incurred record losses. In an effort to improve their liquidity, the airlines conserved cash by reducing or deferring cabin interior refurbishment and upgrade programs and purchases of new aircraft. As a result, in contrast with historical experience, B/E experienced declines in the number of both new orders and refurbishments.

     Since early 1994, the airlines have experienced a significant turnaround in operating results, with the domestic airline industry achieving record operating earnings during 1995 and 1996 to date. Consequently, during fiscal 1996 and the six months ended August 31, 1996, B/E has experienced significant growth in backlog of seating and galley products, and, during the six months ended August 31, 1996, has experienced significant growth in revenues and operating earnings. This growth is a reflection of the airlines' need to begin refurbishing worn fleets and their ability to do so as a result of the strengthening of the airlines' balance sheets.

     B/E has substantially expanded the size, scope and nature of its business as a result of a number of acquisitions. During the fiscal year ended February 26, 1994, B/E completed the following acquisitions: (a) on April 29, 1993, the Company acquired, through a Dutch holding company, all of the capital stock of Inventum, a supplier of galley inserts including ovens, beverage makers and water boilers to airlines located primarily in Europe and the Pacific Rim; (b) on August 23, 1993, the Company acquired all of the capital stock of Nordskog, an industry pioneer in galley structures and inserts; (c) on August 26, 1993, the Company acquired all of the capital stock of Acurex, the leading worldwide supplier of commercial aircraft refrigeration products; and (d) on October 13, 1993, the Company acquired substantially all of the assets and certain of the liabilities of Airvision, a manufacturer of in-flight entertainment equipment. On January 24, 1996, the Company acquired all of the stock of Burns, an industry leader in commercial aircraft seating. While the Company will continue to be susceptible to industry-wide conditions, management believes that the Company's significantly more diversified product line and revenue base achieved through acquisitions has reduced its exposure to demand fluctuations in any one product area.

     The Burns acquisition has had a significant impact on B/E's results of operations. Burns was one of the three leading North American suppliers of commercial aircraft passenger seats, with a base of airline customers that was largely complementary to that of B/E. B/E's and Burns' approximate share of the worldwide seating products market at the time of acquisition were 30% and 20%, respectively, based on fiscal 1995 unit sales. By consolidating engineering, marketing, administration and manufacturing operations of the two companies, B/E has been able to reduce fixed costs, thereby enhancing its low-cost position.

     B/E's business strategy is to maintain its market leadership position through various initiatives, including new product development. In fiscal 1996, research, development and engineering expenses totaled $58,327, or 25% of net sales, primarily consisting of costs related to the development of the MDDS, with the balance attributable to its seating products and galley businesses. During the six months ended August 31, 1996, primarily as a result of the substantial completion of the engineering associated with the development of the MDDS, such expenses were $19,157, or 10% of net sales. The Company expects that its research, development and engineering expenses will increase in fiscal 1998 as a result of the introduction of the MDDS as a line fit option on the Boeing B777 and B747 aircraft. See "Prospectus Summary -- Recent Developments."

RESULTS OF OPERATIONS -- SIX MONTHS ENDED AUGUST 31, 1996
COMPARED TO THE SIX MONTHS ENDED AUGUST 26, 1995

     Sales for the six months ended August 31, 1996 were $200,328, or 77% higher than sales of $113,045 for the comparable period in the prior year. The increase in sales is attributable to substantially higher unit volume shipments of all the Company's products as a result of improving industry conditions. Of the $87,283 increase in sales for the six-month period, $56,129 was due to increased seating revenues directly related to the acquisition of Burns. Excluding the effect of the Burns acquisition, sales increased 28% from the comparable period in the prior year.

     At August 31, 1996, the Company's backlog was approximately $480,000, up from $450,000 at February 24, 1996. New order bookings in the six months ended August 31, 1996 of $230,000 were $112,000 greater than new order bookings of $118,000 for the comparable period in the prior year. Management estimates that approximately 36% of its backlog is deliverable during the balance of fiscal 1997.

     Gross profit was $66,986, or 33.4% of sales, for the six months ended August 31, 1996 and was $29,866 higher than gross profit for the comparable period in the prior year of $37,120, which represented 32.8% of sales. The increase in gross profit is primarily the result of the higher sales volumes.

     Selling, general and administrative expenses were $24,254, or 12.1% of sales, for the six months ended August 31, 1996. This was $7,511 higher than selling, general and administrative expenses for the comparable period in the prior year of $16,743, or 14.8% of sales, principally due to the substantial increases in revenues and the acquisition of Burns.

     Research, development and engineering expenses were $19,157, or 9.6% of sales, for the six months ended August 31, 1996. For the comparable period in the prior year, research and development expense was $24,774, or 21.9% of sales. The decrease in expenses during the current year is the result of a decrease in the level of activity associated with the MDDS, offset somewhat by an increase in product development activity in the Seating Products Division.

     Amortization expense for the six months ended August 31, 1996 of $5,514 was $864 more than the amount recorded in the first half of fiscal 1996 as a result of the Burns acquisition.

     Net interest expense was $14,399 for the six months ended August 31, 1996, or $6,250 higher than the net interest expense of $8,149 recorded for the comparable period in the prior year, and is due to the increase in the Company's long-term debt outstanding as a result of the Burns acquisition and the upturn in the Company's business.

     Earnings before income taxes of $3,662 for the six months ended August 31, 1996 were $20,858 more than the loss before income taxes of $(17,196) in the prior period.

     Income taxes for the six months ended August 31, 1996 were $366, or 10% of earnings before income taxes, as compared to no tax provision in the first half of fiscal 1996.

     Net earnings were $3,296, or $.19 per share, for the six months ended August 31, 1996 as compared to a net loss of $(40,528) or $(2.52) per share for the comparable period in the prior year, which included the cumulative effect of an accounting change of $23,332.

RESULTS OF OPERATIONS -- YEAR ENDED FEBRUARY 24, 1996 COMPARED WITH YEAR ENDED FEBRUARY 25, 1995

     Sales for the year ended February 24, 1996 were $232,582, or 1% greater than sales of $229,347 in the prior year. This increase in sales is primarily related to the inclusion of results of operations of Burns, which was acquired during the fourth quarter of fiscal 1996. Offsetting this increase in revenues was the negative impact of the ten-week strike at Boeing, which ended December 14, 1995.

     At February 24, 1996, the Company's backlog stood at approximately $450,000, up from $331,000 at February 25, 1995. The increase in backlog is attributable to the acquisition of Burns, along with solid growth from orders placed by the airlines. During the year ended February 24, 1996, and for the first time in over two years, the airlines placed orders for the Company's seating and galley products in excess of its shipment levels, resulting in an increase in its seating and galley products backlog.

     Gross profit was $72,551, or 31.3% of sales, for the year ended February 24, 1996 and was $1,933 less than gross profit for the prior year of $74,484, which represented 32.5% of sales. The decrease in gross profit during the year ended February 24, 1996 is primarily the result of the mix of products sold.

     Selling, general and administrative expenses were $42,000, or 18.1% of sales, for the year ended February 24, 1996. This was $10,213 higher than selling, general and administrative expenses in the prior year of $31,787, or 13.9% of sales, principally due to costs associated with the Burns acquisition and related organizational changes brought about by this acquisition, higher promotional and selling costs associated with B/E's participation in industry trade shows, and higher medical benefits and legal costs during fiscal 1996.


     Effective as of the beginning of fiscal 1996, the Company changed its method of accounting for pre-contract engineering expenditures associated with customer orders. These expenditures, which previously were carried in inventory for amortization over future deliveries, are now expensed as incurred. As a result of this change in accounting method, research, development and engineering expenses for the year ended February 24, 1996 increased by $45,467 to $58,327, as compared to $12,860 in the prior year.


     Amortization expense for the year ended February 24, 1996 of $9,499 was $455 less than the amount recorded in the prior year, and is due to the lower level of intangible assets being amortized during fiscal 1996.

     Other expenses were $4,170 for the year ended February 24, 1996 and relate to costs associated with the integration and consolidation of the Company's European seating business. Other expenses for the year ended February 25, 1995 were $23,736 and related primarily to a charge associated with B/E's earlier generations of passenger entertainment systems.

     Net interest expense was $18,636 for the year ended February 24, 1996, or $3,617 higher than net interest expense of $15,019 recorded in the prior year. This increase is the result of an increase in the amount of the Company's long-term debt outstanding, as well as higher interest rates.

     No income tax benefit was provided for the year ended February 24, 1996 as compared to a tax benefit of $(6,806), or 36% of the loss before income taxes, for the prior year.

     The Company recorded the cumulative effect of an accounting change of $23,332 during the year ended February 24, 1996. Such amount represents the total amount of capitalized pre-contract engineering costs which were included in inventories as of February 25, 1995.

     The net loss for fiscal 1996 was $(83,413), or $(5.15) per share, as compared to a net loss of $(12,066), or $(.75) per share, in the prior year.

RESULTS OF OPERATIONS -- YEAR ENDED FEBRUARY 25, 1995 (FISCAL 1995) COMPARED WITH YEAR ENDED FEBRUARY 26, 1994 (FISCAL 1994)

     Sales for the year ended February 25, 1995 were $229,347, or 13% higher than sales of $203,364 in the prior year. The increase in sales was primarily related to the results of operations of businesses acquired at the end of the second quarter of fiscal 1994. The level of activity in the cabin interior products industry continued to reflect the depressed conditions within the airline industry.

     At February 25, 1995, B/E's backlog stood at $331,000, up from $241,000 at February 26, 1994. Substantially all of the growth in backlog was attributable to B/E's in-flight entertainment products; backlog for B/E's seating and galley products continued to decline through fiscal 1995 as a result of the depressed conditions present in the airline industry.

     Gross profit was $74,484, or 32% of sales, for the year ended February 25, 1995 and was $7,427, or 11%, greater than the prior year's gross profit of $67,057, which represented 33% of sales. The increase in gross profit during the fiscal year ended February 25, 1995 was in large part the result of higher revenues associated with the businesses acquired at the end of the second quarter of fiscal 1994.

     Selling, general and administrative expenses were $31,787, or 14% of sales, for the year ended February 25, 1995. This was $3,623, or 13%, higher than the selling, general and administrative expenses in the prior year of $28,164, or 14% of sales, principally due to the acquisitions completed during fiscal 1995.

     Research, development and engineering expenses were $12,860, or 6% of sales, for the fiscal year ended February 25, 1995. For the prior year, research and development expenses were $9,876, or 5% of sales. The increase in research, development and engineering expense was attributable to B/E's ongoing new product development programs.

     Amortization expense for the fiscal year ended February 25, 1995 of $9,954, was $2,355, or 31%, higher than the amount recorded in the prior year, and was due to the acquisitions completed during fiscal 1995.

     Other expenses consisted of a charge of $23,736, related primarily to intangible assets and inventories associated with B/E's earlier generations of passenger entertainment systems. The introduction of B/E's MDDS, which B/E expects to become the industry's standard for in-flight passenger and service entertainment, has captured the dominant market share with it receiving contract awards from major airlines totaling more than $150,000 during the fiscal year ended February 25, 1995. The MDDS also caused major carriers to convert programs for earlier products of B/E to the MDDS and has resulted in two of B/E's principal competitors offering to develop for the airlines systems similar to B/E's MDDS. These events caused the in-flight entertainment industry to reevaluate its product offerings and, in the process, have impaired the value of certain of its assets. As a result, B/E has written down certain of its assets principally related to its earlier systems.

     Principally due to the other expenses described above, B/E recorded a net operating loss of ($3,853) for the fiscal year ended February 25, 1995, as compared to operating earnings of $21,418 in the prior year. Operating earnings for the period before the special charge mentioned above were $19,883.

     Net interest expense of $15,019 for the fiscal year ended February 25, 1995 was $2,438, or 19%, higher than net interest expense of $12,581 in the prior year. This increase was the result of an increase in the amount of B/E's long-term debt outstanding, as well as higher interest rates.

     An income tax benefit of $(6,806), or 36% of the loss before income taxes, was recognized principally as the result of the charge described above. Income tax expense for the fiscal year ended February 25, 1994 was $3,481, or 39% of earnings before income taxes.

     The net loss for fiscal 1995 was $(12,066) or $(.75) per share as compared to net earnings of $5,356, or $.35 per share in the prior year, principally due to the charge.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's liquidity requirements consist primarily of working capital needs and scheduled payments of interest on its indebtedness. As a result of the Burns acquisition, the Company has significantly increased cash requirements for the payment of interest on its outstanding borrowings.

     B/E's primary requirements for working capital have been directly related to increased accounts receivable and inventory levels as a result of revenue growth. B/E's working capital was $62,282 as of August 31, 1996, compared to $41,824 as of February 24, 1996.


     In January 1996 the Company amended its existing credit facilities with The Chase Manhattan Bank by increasing the aggregate principal amount that may be borrowed thereunder to $100,000 (the "Bank Credit Facility"). The Bank Credit Facility consists of a $25,000 Reducing Revolver and a $75,000 Revolving Facility. The amount of the Reducing Revolver will be reduced automatically by 12.5% on April 19, 1999 and on each of the seven succeeding quarterly anniversaries of such date. The Reducing Revolver is collateralized by all of the issued and outstanding capital stock of Acurex, a wholly owned subsidiary, and has a five year maturity and the Revolving Facility is collateralized by all of the Company's accounts receivable, all of its inventory and substantially all of its other personal property and has a five-year maturity. The Bank Credit Facility contains customary affirmative covenants, negative covenants and conditions of borrowing. At November 15, 1996 indebtedness in an aggregate principal amount of approximately $47,000, plus letters of credit amounting to approximately $5,000, were outstanding under the Bank Credit Facility. The Company intends to use approximately $57,600 of the net proceeds from the Offering to repay the outstanding balances under certain B/E bank credit facilities. Assuming such repayment, the Company would have available under its bank credit facilities approximately $97,000 for subsequent borrowings.


     The Senior Notes and Senior Subordinated Notes are due March 1, 2003 and February 1, 2006, respectively.

     At August 31, 1996, the Company's cash and cash equivalents were $14,188 as compared to $15,376 at February 24, 1996. Cash used in operating activities during the six months ended August 31, 1996 was $(4,022), and cash used in operating activities in fiscal 1996 was $(8,296). The primary source of cash during the six months ended August 31, 1996 was net earnings of $3,296, non-cash charges for depreciation and amortization of $11,840 and approximately $3,900 from the issuance of Common Stock pursuant to stock option exercises and employee benefit plans, offset by a use of cash of $19,158 principally due to increases in receivables and inventories, as well as decreases in current liabilities. The primary source of cash during the year ended Feburary 24, 1996 was non-cash charges for depreciation and amortization of $18,435 and the cumulative effect of the accounting change of $23,332 which was offset by a use of cash for research, development and engineering of $58,327 and for inventory of $11,929.

     The Company's capital expenditures were $7,065 and $8,168 during the six months ended August 31, 1996 and August 26, 1995, respectively, and $13,656, $12,172, and $11,002 in fiscal 1996, 1995, and 1994, respectively.

     The Company believes that cash flow from operations and availability under the Bank Credit Facility will provide adequate funds for its working capital needs, planned capital expenditures and debt service obligations through the term of the Bank Credit Facility. The Company believes that it will be able to refinance the Bank Credit Facility prior to its termination, although there can be no assurance that it will be able to do so. The Company's ability to fund its operations and make planned capital expenditures, to make scheduled payments and to refinance its indebtedness depends on its future operating performance and cash flow, which, in turn, are subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond its control.

INDUSTRY CONDITIONS

     The Company's customers are the world's commercial airlines. As a result, the Company's business is directly dependent upon the conditions in the commercial airline industry. In the late 1980s and early 1990s the world airline industry suffered a severe downturn which resulted in record losses and several air carriers seeking protection under bankruptcy laws. As a consequence, during such period, airlines sought to conserve cash by reducing or deferring scheduled cabin interior refurbishment and upgrade programs and delaying purchases of new aircraft. This led to a significant contraction in the commercial aircraft cabin interior products industry, and a decline in the Company's business and profitability. Over the last two years, the airline industry has experienced an economic turnaround, with significantly improved results, and a number of the world's airlines have placed significant orders for new aircraft over the past 12 months. Industry sources are now predicting that new aircraft deliveries will increase over the next several years. Due to the volatility of the airline industry, there can be no assurance that the recent profitability of the airline industry will continue or that the airlines will maintain or increase expenditures on cabin interior products for refurbishments or new aircraft.

     The foregoing statements include forward-looking statements which involve risks and uncertainties. The Company's actual experience may differ materially from that discussed above. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors," as well as future events that have the effect of reducing the Company's operating income and available cash balances, such as unexpected operating losses or delays in the integration of the Company's seating business, the delivery of the MDDS interactive video system, new or expected refurbishments, or cash expenditures related to possible future acquisitions.

                                    BUSINESS

INTRODUCTION

     B/E Aerospace is the world's largest manufacturer of commercial aircraft cabin interior products, serving virtually all major airlines with a broad line of products, including aircraft seats, a full line of food and beverage preparation and storage equipment, galley structures and in-flight entertainment systems. In addition, B/E provides upgrade, maintenance and repair services for the products which it manufactures as well as for those supplied by other manufacturers.

     Management believes that the Company has achieved the leading global market position in each of its major product categories. B/E is the largest manufacturer of airline seats in the world, offering an extensive line of first class, business class, tourist class and commuter seats. The Company is also the world's largest manufacturer of galley equipment for both narrow- and wide-body aircraft, including a wide selection of coffee and beverage makers, water boilers, ovens, liquid containers, refrigeration equipment and galley structures. In addition, the Company is the leading manufacturer of passenger entertainment and service systems, including passenger control systems and individual passenger in-flight entertainment systems. The Company believes that individual passenger in-flight entertainment systems will be one of the fastest growing and among the largest product categories in the commercial aircraft cabin interior products industry in the future.

     As of August 31, 1996, B/E's backlog was at a record $480 million (excluding any additional backlog attributable to United Airlines from the matters described under "Prospectus Summary -- Recent Developments") and, during the six months ended August 31, 1996, the Company has experienced significant growth in revenues and operating earnings.

INDUSTRY OVERVIEW

     The commercial aircraft cabin interior products industry encompasses a broad range of products and services, including not only aircraft seating products, passenger entertainment and service systems, and food and beverage preparation and storage systems, but also lavatories, lighting systems, evacuation equipment and overhead bins. Management estimates that the industry had annual sales in excess of one billion dollars during fiscal 1996.

     Historically, revenues in the cabin interior products industry have been derived from five sources: (i) new installation programs in which airlines purchase new equipment to outfit a newly delivered aircraft; (ii) retrofit programs in which airlines purchase new components to overhaul completely the interiors of aircraft already in service; (iii) refurbishment programs in which airlines purchase components and services to improve the appearance and functionality of certain cabin interior equipment; (iv) spare parts; and (v) technology upgrades. The retrofit and refurbishment cycles for commercial aircraft cabin interior products differ by product category. Aircraft seating typically has a refurbishment cycle of one to two years and a retrofit cycle of seven to eight years, although during the industry downturn, these periods tended to be extended. See "Recent Industry Conditions." Galley structures and products are periodically upgraded or repaired, and require a continual flow of spare parts, but may be retrofitted only once or twice during the life of the aircraft.

     The various product categories currently manufactured by the Company include:

     - Aircraft Seats. This is the largest single product category in the industry and includes first class, business class, tourist class and commuter seats. Prices range from $1,150 to $10,000 per seat. Management estimates that the aggregate size of the worldwide aircraft seat market (including spare parts) during fiscal 1996, which still reflected economic conditions stemming from the recent airline industry downturn, was in excess of $400 million, and has ranged as high as approximately $510 million in the past five years. Approximately ten companies worldwide, including the Company, supply aircraft seats, although the Company (which has an approximately 50% market share) and two other competitors share approximately 90% of the market.

     - Passenger Entertainment and Service Systems ("PESS"). This product category includes individual seat video systems, overhead video projection systems, audio distribution systems, passenger control units ("PCUs") and related wiring and harness assemblies and sophisticated interactive telecommunications and entertainment systems. Prices for PCUs range from $18,000 to $115,000 per aircraft. Individual passenger in-flight entertainment systems currently range in price from approximately $3,000 to $8,000 per seat. Management estimates that the aggregate size of the worldwide PESS market was approximately $250 million during fiscal 1996. Industry sources expect the PESS market to increase substantially in the near term as individual passenger entertainment systems become standard in-flight entertainment equipment in first, business and tourist classes on wide-body, and with the further development of live broadcast in-flight television, many narrow-body aircraft. PESS products are currently supplied by approximately five companies worldwide. The Company has a market share of approximately 33% in individual passenger in-flight entertainment systems, determined on the basis of installed units as of August 31, 1996.

     - Galley Products. This product category includes complete galley systems for both narrow- and wide-body aircraft, including a wide selection of coffee and beverage makers, water boilers, ovens, liquid containers, air chillers, wine coolers and other refrigeration equipment and other galley components. Prices for coffee makers and ovens range from $3,000 to $10,000. Prices for aircraft refrigeration products range from $14,500 to $28,500. Prices for complete aircraft galley systems range from $120,000 for narrow-body aircraft to $1,000,000 for wide-body aircraft. Management estimates that the aggregate size of the worldwide galley equipment market during fiscal 1996 was in excess of $250 million and has ranged as high as approximately $300 million during the past five years. The majority of the Company's sales of galley products have been associated with deliveries of new aircraft to the airlines (particularly galley structures and refrigeration equipment). While there are approximately 22 companies worldwide who supply galley equipment to the airline industry, the Company is the only manufacturer with a complete line of galley equipment.

     The Company operates in the commercial aircraft cabin interior products segment of the commercial airlines supplier industry. Revenues for similar classes of products or services within this business segment for the six months ended August 1996 and 1995, and for the three most recent fiscal years are presented below:

                                                         SIX MONTHS
                                                        ENDED AUGUST           FISCAL YEAR
                                                        -------------     ----------------------
                                                        1996     1995     1996     1995     1994
                                                        ----     ----     ----     ----     ----
                                                            (UNAUDITED; DOLLARS IN MILLIONS)
Seating products......................................  $105     $ 48     $ 97     $100     $ 99
Galley products.......................................    47       39       79       81       59
Passenger entertainment and service systems...........    23       15       33       34       36
Services..............................................    25       11       24       14        9
                                                        ----     ----     ----     ----     ----
  Total revenues......................................  $200     $113     $233     $229     $203
                                                        ====     ====     ====     ====     ====

RECENT INDUSTRY CONDITIONS

     The Company's principal customers are the world's commercial airlines. The airlines, particularly the U.S. carriers, incurred record losses during the three-year period ended December 31, 1993. The losses incurred during the downturn seriously impaired airline balance sheets and negatively influenced airline purchasing decisions with respect to both new aircraft and refurbishment programs. The domestic airlines in large part returned to profitable operations during calendar 1994 and calendar 1995, and have started to restore their balance sheets since then through cash generated from operations and debt and equity placements. Further, throughout calendar 1996, the aircraft manufacturers began experiencing a significant increase in new aircraft orders. Among those factors expected to affect the cabin interior products industry are the following:

     - Large Existing Installed Base. According to the Boeing Report, the world commercial passenger aircraft fleet, as of the end of 1995, consisted of 11,066 aircraft, including 3,281 aircraft with fewer than 120 seats, 4,930 aircraft with between 120 and 240 seats and 2,855 aircraft with more than 240 seats. Based on such fleet numbers, management estimates that the total worldwide installed base of commercial aircraft cabin interior products, valued at replacement prices, was approximately $7.9 billion at the end of 1995. This existing installed base will generate continued retrofit, refurbishment and spare parts revenue, particularly in light of the deterioration of existing interior cabin functionality and aesthetics resulting from the airlines' deferral of refurbishment programs in recent years.

     - Expanding Worldwide Fleet. Worldwide air traffic has grown in every year since 1946 (except in 1990) and, according to the Boeing Report, is projected to grow at a compounded average rate of approximately five percent per year through 2015, increasing annual revenue passenger miles from approximately 1.4 trillion in 1993 to approximately 4.3 trillion by 2015. Industry sources report that the airlines are experiencing extremely high load factors and that a significant number of new aircraft will be purchased to meet the growth in worldwide air travel, which is expected to nearly double by 2005. According to the Boeing Report, the worldwide fleet of commercial passenger aircraft is projected to expand from approximately 11,000 at the end of 1995 to approximately 16,000 by the end of 2005. The Company believes that growth in aircraft interior product shipments related to new aircraft deliveries will begin in 1997. For example, Boeing has indicated that it plans to ship 215 aircraft in 1996 as compared with 340, 385, and 380, respectively, in each of the subsequent years through 1999. The Company generally receives orders related to new deliveries approximately six months before an aircraft is delivered. According to Airbus Industrie Global Market Forecast published in March 1995 (the "Airbus Industrie Report"), the worldwide installed seat base, which management considers to be a good indicator for potential growth in the aircraft cabin interior products industry, is expected to increase from approximately 1.6 million passenger seats at the end of 1994 to approximately 3.9 million passenger seats at the end of 2014. The expanding worldwide fleet will generate additional revenues from new installation programs, and the increase in the size of the installed base will generate additional and continual retrofit, refurbishment and spare parts revenue.

     - Wide-body Aircraft Orders. Orders for wide-body, long-haul aircraft constitute an increasing share of total new airframe orders. According to the July 1996 Airline Monitor, the percentage of Boeing aircraft deliveries projected to be wide-body aircraft for 1996 through 1998 is 43%, as compared to 32% for the three-year period ended December 31, 1995. Wide-body aircraft currently carry up to three times the number of seats as narrow-body aircraft, and because of multiple classes of service, including large first class and business class configurations, the Company's average revenue per seat on wide-body aircraft is also higher. Aircraft crews on wide-body aircraft may make and serve between 300 and 900 meals and may brew and serve more than 2,000 cups of coffee on a single flight. As a result, wide-body aircraft may require as much as seven times the dollar value of cabin interior products as narrow-body aircraft, as well as products which are technically more sophisticated and typically more expensive. Further, individual passenger in-flight entertainment systems are installed principally on wide-body aircraft. Airlines are increasingly demanding such systems for long-haul flights to attract and retain customers, especially as the quality of in-flight entertainment has become a differentiating factor in passengers' airline selection decisions. Such systems also provide the airlines with the opportunity to increase revenues per passenger mile, without raising ticket prices, by charging individually for services used. For these reasons, management believes that in the future, interactive in-flight entertainment systems will be installed on essentially all wide-body aircraft and, with the further development of live broadcast in-flight television, many narrow-body planes.

     - New Product Development. The commercial aircraft cabin interior products industry is engaged in intensive development and marketing efforts for a number of new products, including convertible seats, interactive individual passenger entertainment systems, advanced telecommunications equipment and new galley equipment. Interactive video technology provides a passenger with a wide range of computer capabilities, which are designed to accept information generated by the passenger and communicate such information to the cabin crew for assisting passengers and crew with food service selection, the purchase of duty-free goods, information in connection with the arrival time, connecting flights, gate and other passenger information, as well as facilitate effective on-board inventory control and provide individual entertainment. New cabin interior products will generate new installation and retrofit revenues as well as service revenues from equipment maintenance, inspection and repair.

     - Growing Upgrade, Maintenance, Inspection and Repair Service
       Markets. Historically the airlines have relied on their airframe and engine mechanics to repair or replace cabin interior products that have become damaged or otherwise non-functional. As cabin interior product configurations have become increasingly sophisticated and the airline industry increasingly competitive, the airlines have begun to outsource such services in order to increase productivity and reduce costs and overhead. Outsourced services include product upgrades (such as the installation of a telecommunications module or individual passenger entertainment unit in an aircraft seat not originally designed to accommodate such equipment), cabin interior product maintenance and inspection, as well as other repair services.

COMPETITIVE STRENGTHS AND BUSINESS STRATEGY

     The Company believes that it has a strong competitive position attributable to a number of factors including the following:

     - Leading Market Share and Significant Installed Base. Management believes that the Company has achieved the leading global market positions in each of its major product categories, with market shares, based upon industry sources, of approximately 50% in aircraft seats, 90% in coffee makers, 90% in refrigeration equipment and 50% in ovens, in each case based on unit sales for the six months ended August 31, 1996, and 33% in individual passenger in-flight entertainment systems, determined on the basis of installed base as of August 31, 1996. The Company believes these market shares provide it with significant competitive advantages in serving its customers, including economies of scale and the ability to commit greater product development, global product support and marketing resources. Furthermore, because of economies of scale, in part attributable to its large market shares and its approximate $2.6 billion installed base of cabin interior equipment (valued at replacement prices as of August 31, 1996), the Company believes it is among the lowest cost producers in the cabin interior products industry. The Company also believes that its large installed base provides B/E with a significant advantage over competitors in obtaining orders for retrofit and refurbishment programs, principally because airlines tend to purchase equipment from the original supplier. In addition, because of the need for compatible spare parts at airline maintenance depots and the desire of airlines to maximize fleet commonality, a single vendor is typically used for all aircraft of the same type operated by a particular airline. Finally, B/E is better positioned to obtain any on-going upgrade, maintenance, inspection and repair service contracts due to the size of its installed base.

     - Broadest Product Line in the Industry. Management believes the Company offers more technologically advanced products for the cabin interiors of commercial aircraft than any other manufacturer. With an established reputation for quality, service and product innovation, the Company enjoys broad recognition among the world's commercial airlines. The Company maintains a constant dialogue with a wide array of existing and potential customers, enabling it to become aware of emerging industry trends and needs and thereby play a leading role in product development. The Company has continued to expand its product line, believing that the airline industry increasingly will seek an integrated approach to the development, testing and sourcing of the aircraft's cabin interior.

     - Technological Leadership/New Product Development. Management believes that the Company is a technological leader in its industry, with the largest R&D organization in the industry currently comprised of 319 engineers. The Company believes that its R&D effort and its on-site engineers at both the airlines and airframe manufacturers enable B/E to consistently introduce innovative products and thereby gain early entrant advantages and substantial market shares. Examples of such product development include: the Company's family of in-flight entertainment systems, which it believes to be superior to existing operational systems in terms of performance, reliability, weight, heat generation and flexibility to adapt to changing technology; a cappuccino/espresso maker; a quick chill wine cooling system; and a constant-pressure, steam cooking oven, which the Company believes substantially improves the appearance, aroma and taste of airline food.

     The Company's business strategy is to maintain its leadership position and best serve its airline customers by (i) offering the broadest and most integrated product line in the industry for both new product sales and follow-on products and services; (ii) pursuing a worldwide marketing approach focused by airline and encompassing the Company's entire product line; (iii) remaining the technological leader, as well as significantly growing its installed base of products in the developing in-flight individual passenger entertainment market;
(iv) enhancing its position in the growing upgrade, maintenance, inspection and repair services market; and (v) pursuing selective strategic acquisitions in the commercial aircraft cabin interior products industry.

GROWTH OPPORTUNITIES

     B/E believes that it is benefiting from three major growth trends occurring in the commercial aircraft cabin interior products industry:

     - Increase in Refurbishment and Upgrade Orders. B/E's substantial installed base provides significant ongoing revenues from replacements, upgrades, repairs and spare parts. Approximately two-thirds of B/E's revenues and operating earnings for the six months ended August 31, 1996 were derived from refurbishment and upgrade orders. In the late 1980s and early 1990s, the airline industry suffered a significant downturn, which resulted in a deferral of cabin interior maintenance expenditures. Since early 1994, the airlines have experienced a turnaround in operating results, leading the domestic airline industry to record operating earnings during 1995 and 1996 to date. Deterioration of cabin interior product functionality and aesthetics within the commercial airline fleets during the industry downturn has encouraged airlines to increase spending on refurbishments and upgrades. The Company believes that it is well positioned to benefit over the next several years as a result of the airlines' dramatically improved financial condition and liquidity and the need to refurbish and upgrade cabin interiors. The Company's recent growth in backlog, revenues and operating earnings has been almost entirely from refurbishment and upgrade programs, and the Company is currently experiencing a high level of new order quote activity related to such programs.

     - Expansion of Worldwide Fleet and Shift Toward Wide-Body Aircraft. B/E will benefit from the significant number of new aircraft which will need to be purchased to meet projected growth in worldwide air travel in three ways: (a) shipments of interior products to equip these new aircraft; (b) expansion in the overall fleet, leading to more potential refurbishment and upgrade revenues; and (c) a shift in new aircraft shipments toward wide-body aircraft, which require substantially more seats, galley equipment and in-flight entertainment products per aircraft than do narrow-body aircraft. Due to the time lag in significantly increasing production rates of new aircraft at the airframe manufacturers, the Company does not expect the impact of new aircraft deliveries to be felt in the commercial aircraft cabin interior product industry until calendar 1997. See "-- Recent Industry Conditions."

     - Emergence of Individual Passenger In-flight Entertainment Systems as a Major New Product Category. Airlines increasingly are demanding individual passenger in-flight entertainment systems as a method to attract and retain customers, as the availability of such service affects passengers' decisions on airline selection. These systems also provide the airlines with the opportunity to generate increased revenues, without raising ticket prices, by charging passengers for the services used. The Company expects that individual passenger in-flight entertainment systems will be one of the fastest growing and among the largest product categories in the commercial aircraft cabin interior products industry in the future.

PRODUCTS AND SERVICES

  Seating Products

     The Company is the world's leading manufacturer of aircraft seats, offering a wide selection of first class, business class, tourist class and commuter seats. A typical seat sold by the Company includes the seat frame, cushions, armrests and tray table, together with a variety of optional features such as in-flight entertainment systems, oxygen masks and telephones. Management estimates that the Company has an aggregate installed base as of August 31, 1996 of aircraft seats, valued at replacement prices, of approximately $1.25 billion comprised of more than 735,000 seats.

     - Tourist Class. The Company is the leading manufacturer of tourist class seats in both the U.S. and worldwide markets. B/E has designed tourist class seats which incorporate features not previously utilized in that class, such as top-mounted passenger control units, footrests and improved oxygen systems.

     - First and Business Classes. First class and business class seats are generally larger, heavier and more complicated in design, and are substantially more expensive than other types of aircraft seats. The Company's first class seats and certain of its business class seats are equipped with an articulating bottom cushion suspension system, sophisticated hydraulic leg-rests and large tables.

     - Convertible Seats. The Company has developed two types of seats which can be converted from a tourist class triple-row seat to a business class double-row seat with minimal conversion complexity. Convertible seats allow airline customers to optimize the ratio of business class to tourist class seats for a given aircraft configuration.

     - Commuter Seats. The Company is the leading manufacturer of commuter seats in both the U.S. and worldwide markets. The Company's Silhouette(TM) Composite commuter seats are similar to commercial jet seats in comfort and performance but are lightweight and require minimal maintenance.

     - Spares. Aircraft seats are exposed to significant stress in the course of normal passenger activity, and certain seat parts are particularly susceptible to damage from continued use. As a result, a significant market exists for spare parts.

  Passenger Entertainment and Service Systems

     Management estimates that the Company has the largest installed base of PESS products in the world, which, valued at replacement prices, is approximately $290 million. The Company has the leading share of the market for PCUs and related wiring and harness assemblies, and has developed products aimed at other portions of the PESS market, including individual seat video systems, advanced multiplexer and hard-wired distribution systems and other products. The Company believes that it is a market leader in individual passenger in-flight entertainment systems and that this product category will be one of the fastest growing and among the largest product categories in the commercial aircraft cabin interior products industry in the future.

     - Individual Passenger Entertainment. The Company has developed a number of in-flight entertainment systems that are designed to meet the technological and price specifications of the airlines:

        B/E 2000. The 2000, introduced in 1991, is the Company's first-generation individual in-flight video system and offers centralized electronic distribution of a limited range of programming. Since its introduction, the Company has sold approximately 13,500 units of the B/E 2000 to 10 airlines.

        MDDS Family. The Company has developed a family of next-generation, individual passenger in-flight entertainment products, which includes the 2000M and the MDDS:

           B/E 2000M -- The 2000M is an in-flight entertainment system that offers similar functionality to the 2000 but is designed to be upgradeable to the Company's fully interactive MDDS. Since its introduction in 1994, the Company has sold approximately 3,600 units of the 2000M to 5 airlines. On November 15, 1996, the Company announced that United Airlines had selected B/E as a supplier of individual in-flight entertainment systems for its B777, B747-400, and B767-300 aircraft. While such selection is subject to negotiation of definitive documentation, the Company expects an initial order of approximately $60 million of the B/E 2000M system, to be installed on 54 United Airlines aircraft. If United Airlines decides to upgrade its B/E 2000M entertainment systems to full MDDS interactive functionality, significant additional orders would follow. Pending the negotiation of the final contract, United Airlines has authorized the Company to proceed with necessary engineering and other long lead time items.

           MDDS -- B/E's MDDS is a state-of-the-art, fully interactive individual passenger in-flight entertainment system which has the capacity to offer numerous movies on demand, telecommunications, gaming, Nintendo(@), Sega(@) and PC-based games, in-flight shopping and, in the future, live television, among other services. The system was first installed, on a limited basis, on a British Airways Boeing 747-400 in November 1995 and, upon successful completion of live tests, is expected to be installed in all classes of service on approximately 90 aircraft. MDDS is not yet in commercial production. On November 6, 1996, B/E announced that the MDDS (including the B/E 2000M) is now being offered by Boeing to its customers as a line fit option for both the B777 and B747 aircraft, allowing airlines to specify the MDDS as their in-flight entertainment system of choice on these Boeing aircraft. Prior to this announcement, the MDDS could only be installed as a retrofit option after the airlines took initial delivery of new aircraft.

        As of August 31, 1996, B/E had entered into contracts to supply individual passenger entertainment systems to a number of airlines, including Air France, British Airways and KLM, and had an in-flight entertainment systems backlog of approximately $152 million (excluding any additional backlog attributable to United Airlines from the matters described under "Prospectus Summary -- Recent Developments").

     - PCUs, Wiring and Harness Assemblies. The Company's PCU product line is the broadest in the industry, including over 300 different designs which are functionally similar but differ widely due to the style preferences and technical requirements of the various airlines. Wiring and harness assemblies (which stabilize installed wiring) are sold as a package with PCUs and vary as widely as PCU types.

     - Distribution Systems. The Company has manufactured hard-wired audio (since 1963) and video distribution systems (since 1992) and is currently the principal supplier of such systems to the airline industry. The Company also offers frequency division multiplex distribution systems which deliver substantially improved audio performance compared to competitors' multiplex systems.

  Galley Equipment and Structures
     The Company is the world's largest manufacturer of galley equipment for both narrow- and wide-body aircraft, offering a wide selection of coffee and beverage makers, water boilers, ovens, liquid containers, refrigeration equipment and other galley components as well as galley structures. Management estimates that the Company has an aggregate installed base of galley equipment and structures, valued at replacement prices, of approximately $1.0 billion.

     - Coffee Makers. The Company is the leading supplier of aircraft coffee makers, with equipment currently installed in virtually every type of aircraft for almost every major airline. The Company manufactures a broad line of coffee makers, coffee warmers and water boilers including the Flash Brew Coffee Maker, with the capability to brew 54 ounces of coffee in one minute, a Combi(TM) unit which will brew coffee or boil water for tea while utilizing 25% less electrical power than traditional 5,000 watt water boilers, and a recently introduced cappuccino/espresso maker.

     - Ovens. The Company is a significant supplier of a broad line of specialized ovens, including high-heat efficiency ovens, high-heat convection ovens, and warming ovens. The Company's newest offering, the DS-2000 Steam Oven represents a new method of preparing food in-flight by maintaining constant temperature and moisture in the food. It addresses the airlines' needs to provide a wider range of foods than can be prepared by convection ovens.

     - Refrigeration Equipment. The Company is the worldwide industry leader in the design, manufacture, and supply of commercial aircraft refrigeration equipment. The Company recently introduced a self-contained wine and beverage chiller, the first unit specifically designed to rapidly chill wine and beverages on board an aircraft.

     - Galley Structures. Galley structures are generally custom designed to accommodate the unique product specifications and features required by a particular carrier. Galley structures require intensive design and engineering work and are among the most sophisticated and expensive of the aircraft's cabin interior products. The Company provides a variety of galley structures, closets and class dividers, emphasizing sophisticated and higher value-added galleys for wide-body aircraft.

  Upgrade, Maintenance, Inspection and Repair Services

     The Company is an active participant in the growing upgrade, maintenance, inspection and repair services market. Management believes that the Company's broad and integrated product line and close relationships with its airline customers position the Company to become a leading service provider in this market. The Company believes that this market offers a significant opportunity for growth. Most participants in this market are small, and management believes that the Company is the only major product manufacturer in the industry currently participating in this market.

     - Upgrade. The Company provides a variety of upgrade services for cabin interior products. For example, the Company has begun to install individual passenger video and telecommunications modules in seat backs and center consoles which were otherwise not originally designed for such products. The Company has this capability regardless of whether it manufactures the product or whether the product is produced by others.

     - Maintenance, Inspection and Repair. These services are provided at selected airports on an overnight or between scheduled flights basis, or at seven service centers maintained by the Company. The Company has been engaged by several airlines to remove entire sets of aircraft seats, wash and repair them and reinstall the seats within a one-week period. In addition, the Company offers maintenance and repair services which may be provided on an overnight basis when an aircraft is not flying or at the airport gate in the period between an aircraft's scheduled flights. During this process cabin interior products are checked by Company employees for damage and functionality and are repaired or replaced with available spares. Frequently, the spare part is a Company product even if the original part was supplied by another manufacturer.

RESEARCH, DEVELOPMENT AND ENGINEERING

     The Company works closely with commercial airlines to improve existing products and identify customers' emerging needs. B/E's expenditures in research, development and engineering totaled $19.2 million, $58.3 million, $12.9 million, and $9.9 million for the six months ended August 31, 1996 and the fiscal years ended February 24, 1996, February 25, 1995, and February 26, 1994, respectively. B/E employs 319 professionals in the engineering and product development areas. The Company believes that it has the largest engineering organization in the cabin interior products industry, with not only software, electronic, electrical and mechanical design skills but also substantial expertise in materials composition and custom cabin interior layout design.

MARKETING AND CUSTOMERS


     The Company markets and sells its products directly to virtually all of the world's major airlines. B/E has a sales and marketing organization of 83 persons, along with 15 independent sales representatives. B/E sales to non-US airlines were $112.5 million, $124.5 million, $114.5 million, and $85.2 million for the six months ended August 31, 1996, and the fiscal years ended February 24, 1996, February 25, 1995, and February 26, 1994, respectively, or approximately 56%, 54%, 50%, and 42%, respectively, of net sales during such periods.


     Airlines select suppliers of cabin interior products primarily on the basis of custom design capabilities, product quality and performance, prompt delivery, after-sales service and price. B/E believes that its large installed base, its timely responsiveness in connection with the custom design, manufacture, delivery and after-sales service of its products and its broad product line and stringent customer and regulatory requirements all present barriers to entry for potential new competitors in the cabin interior products market.

     The Company believes that its integrated worldwide marketing approach, focused by airline and encompassing the Company's entire product line, is preferred by airlines. Led by a B/E senior executive, teams representing each product line serve designated airlines which together account for approximately 60%
of the purchases of products manufactured by B/E. These airline customer teams have developed customer specific strategies to meet each airline's product and service needs. The Company also staffs "on-site" customer engineers at major airlines and airframe manufacturers to represent its entire product line and work closely with the customers to develop specifications for each successive generation of products required by the airlines. These engineers help customers integrate the wide range of cabin interior products and assist in obtaining the applicable regulatory certification for each particular product or cabin configuration. Through its on-site customer engineers, the Company expects to be able more efficiently to design and integrate products which address the requirements of its customers. The Company provides program management services, integrating all on-board cabin interior equipment and systems, including installation and FAA certification, allowing airlines to substantially reduce costs. The Company believes that it is one of the only suppliers in the commercial aircraft cabin interior products industry with the size, resources, breadth of product line and global product support capability to operate in this manner.

     No customer accounted for more than 10% of B/E's revenues in the six months ended August 31, 1996 or during the fiscal years ended February 24, 1996, February 25, 1995 or February 26, 1994. Because of differing schedules of various airlines for purchases of new aircraft and for retrofit and refurbishment of existing aircraft, that portion of the Company's revenues attributable to particular airlines varies from year to year.

BACKLOG

     Management estimates that B/E's backlog at August 31, 1996 was approximately $480 million, approximately 36% of which management believes to be deliverable during the remainder of fiscal 1997, compared with a backlog of $450 million on February 24, 1996. A significant portion of the Company's backlog represents MDDS orders from British Airways which were placed in fiscal 1995.

CUSTOMER SERVICE

     The Company believes that it provides the highest level of customer service available in the commercial aircraft cabin interior products industry and that such service is a critical factor in the Company's success. The key elements of such service include (i) rapid response to requests for engineering designs, price quotes and technical specifications; (ii) flexibility with respect to customized features; (iii) on-time delivery; (iv) immediate availability of spare parts for a broad range of products; and (v) prompt attention to customer problems, including on-site customer training. Customer service is particularly important to airlines due to the high cost to the airlines of late delivery, malfunctions and other problems.

WARRANTY AND PRODUCT LIABILITY

     The Company warrants its products, or specific components thereof, for periods ranging from one to seven years, depending upon product type and component. The Company generally establishes reserves for product warranty expense on the basis of the ratio of warranty costs incurred by the product over the warranty period to sales of the product over the warranty period. Actual warranty costs reduce the warranty reserve as they are incurred. Management periodically reviews the adequacy of accrued product warranty reserves. Revisions of accrued product warranty reserves are recognized in the period in which such revisions are determined.

     In addition, due to the nature of the Company's products, the Company currently carries product liability insurance. The Company believes that its insurance is generally sufficient to cover product liability claims.

COMPETITION

     The commercial aircraft cabin interior products market is relatively fragmented with a number of competitors in each of the individual product categories. Due to the global nature of the commercial airline industry, competition in product categories comes from both U.S. and foreign manufacturers. However, as aircraft cabin interiors have become increasingly sophisticated and technically complex, airlines have demanded higher levels of engineering support and customer service than many smaller cabin interior products suppliers can provide. At the same time, airlines have recognized that cabin interior product suppliers must be able to integrate a wide range of products, including sophisticated electronic components, particularly in wide-body aircraft. Management believes that these increasing demands of airlines upon their suppliers will result in a number of suppliers leaving the cabin interior products industry and a consolidation of those suppliers which remain. The Company has participated in this consolidation through strategic acquisitions and internal growth and intends to continue to participate in the consolidation.

     The Company's principal competitors for seating products include Group Zodiac S.A., Keiper Recaro GmbH, and a number of other producers in the European community and Japan. The Company's principal competitors for PESS products are Matsushita Electronics ("MAS") and Hughes Avicom as to PCUs, and MAS as to individual seat video systems. The Company's primary competitors for galley products are JAMCO Limited and Buderus Sell GmbH (a subsidiary of Metallgesellschaft A.G.). See "Risk Factors -- Competition."

MANUFACTURING AND RAW MATERIALS

     The Company's manufacturing operations consist of both the in-house manufacturing of component parts and subassemblies and the assembly of Company specified and designed component parts which are purchased from outside vendors. The Company maintains state-of-the-art facilities, and management has an on-going strategic manufacturing improvement plan utilizing focused factories and cellular production technologies in which each of the product lines is manufactured in a dedicated factory. Management expects that continuous improvement from implementation of this plan for each of its product lines will occur over the next several years and should lower production costs, cycle times and inventory requirements and at the same time improve product quality and customer response.

GOVERNMENT REGULATION

     The FAA prescribes standards and licensing requirements for aircraft components, and licenses component repair stations within the United States. Comparable agencies regulate such matters in other countries. The Company holds several FAA component certificates and performs component repairs at a number of its US facilities under FAA repair station licenses. The Company also holds an approval issued by the UK Civil Aviation Authority to design, manufacture, inspect and test aircraft seating products in Leighton Buzzard, England and in Kilkeel, Northern Ireland and the necessary approvals to design, manufacture, inspect, test and repair its galley products in Nieuwegein, The Netherlands and to inspect, test and repair products at its six service centers throughout the world.

     In March 1992, the FAA adopted Technical Standard Order C127 which requires that all seats on certain new generation commercial aircraft installed after such date be certified to meet a number of new safety requirements, including an ability to withstand a 16G force. Management understands that the FAA plans to adopt in the near future additional regulations which will require that within the next five years all seats, including those on existing older commercial aircraft which are subject to the FAA's jurisdiction, will have to comply with similar seat safety requirements. The Company has developed a number of seat models which meet these new seat safety regulations.

PATENTS

     B/E currently holds 48 United States patents and 50 international patents, covering a variety of products. However, the Company believes that the termination, expiration or infringement of one or more of such patents would not have a material adverse effect on the business or prospects of the Company.

LEGAL PROCEEDINGS

     In July 1995, B/E became aware that the U.S. Attorney's Office for the District of Connecticut, in conjunction with the Department of Commerce and the U.S. Customs Service, is conducting a grand jury investigation focused on possible non-compliance by B/E with certain statutory and regulatory provisions relating to export licensing and controls. The investigation relates primarily to the sale of passenger seats and related spare parts for civilian commercial passenger aircraft to Iran Air from 1992 through mid-1995. B/E has been advised that it is a target of the investigation; however, neither it nor any current or former directors, officers, or employees have been charged in connection with the investigation. The investigation is at an early stage and, while the Company intends to defend itself vigorously, the ultimate outcome of the investigation cannot presently be determined. An adverse outcome could have a material adverse effect upon the operations and/or financial condition of the Company.

EMPLOYEES

     As of October 31, 1996, B/E had approximately 2,693 employees. Approximately 74% of these employees are engaged in manufacturing, 12% in engineering, research and development, and 14% in sales, marketing, product support and general administration. Approximately 18% of the employees are represented by a union. B/E considers its employee relations to be good.

PROPERTIES

     As of August 31, 1996, B/E had 18 principal facilities, where it leased or owned an aggregate of approximately 1,122,950 square feet of space. The following table describes the principal facilities and indicates the location, function and approximate size of each:

                                                                               FACILITY
                                                                                 SIZE
             LOCATION                       PRODUCTS AND FUNCTION             (SQ. FEET)     OWNERSHIP
----------------------------------  --------------------------------------    ----------     ---------
CORPORATE:
  Wellington, Florida               Corporate headquarters, finance,
                                    marketing and sales...................       17,700        Owned
  Longwood, Florida                 Administration........................        1,300       Leased
SEATING PRODUCTS:
  Litchfield, Connecticut           Manufacturing, service and
                                    warehousing...........................      147,700        Owned
  Winston-Salem, North Carolina     Seating products division
                                    headquarters, research and
                                    development, finance, marketing, sales
                                    and manufacturing.....................      264,800        Owned
  Leighton Buzzard, England         Manufacturing, service, research and
                                    development, sales support, finance
                                    and warehousing.......................      114,000        Owned(a)
  Kilkeel, Northern Ireland         Manufacturing, sales support
                                    and warehousing.......................       64,500       Leased/Owned(b)
GALLEY PRODUCTS:
  Anaheim, California               Manufacturing, service, research and
                                    development, sales support, finance
                                    and warehousing.......................       57,100       Leased
  Delray Beach, Florida             Manufacturing, service, research and
                                    development, sales support, finance
                                    and warehousing; galley products
                                    division headquarters.................       52,000        Owned
  Jacksonville, Florida             Manufacturing, service, engineering,
                                    and warehousing.......................       75,000        Owned
  Nieuwegein, The Netherlands       Manufacturing, service, research and
                                    development, sales support, finance
                                    and warehousing.......................       39,000       Leased

                                                                               FACILITY
                                                                                 SIZE
             LOCATION                       PRODUCTS AND FUNCTION             (SQ. FEET)     OWNERSHIP
----------------------------------  --------------------------------------    ----------     ---------
PESS PRODUCTS:
  Irvine, California                Manufacturing, service, research and
                                    development, sales support, finance
                                    and warehousing; in-flight
                                    entertainment division headquarters...      106,700       Leased
SERVICES:
  Orange, California                Upgrade, maintenance, inspection and
                                    repair, finance, sales support and
                                    warehousing; service division
                                    headquarters..........................      106,300       Leased
  Longwood, Florida                 Upgrade, maintenance, inspection and
                                    repair................................       19,200       Leased
  Longwood, Florida                 Upgrade, maintenance, inspection and
                                    repair................................        5,300       Leased
  Burnsville, Minnesota             Upgrade, maintenance, inspection
                                    and repair............................        7,200       Leased
  Linden, New Jersey                Upgrade, maintenance, inspection
                                    and repair............................        5,800       Leased
  Redmond, Washington               Upgrade, maintenance, inspection
                                    and repair............................        5,350       Leased
  Chesham, England                  Upgrade, maintenance, inspection
                                    and repair............................       34,000        Owned(a)

---------------
(a) B/E's owned properties in England are mortgaged to Barclays Bank PLC to collateralize credit facilities of FEEL in aggregate amounts of up to approximately L7.0 million.

(b) Approximately 38,500 square feet of the Kilkeel, Northern Ireland facilities are owned with the balance leased.

     The Company believes that its facilities are suitable for their present intended purposes and adequate for the Company's present and anticipated level of operations. As a result of recent conditions in the airline industry as described in "Recent Industry Conditions," B/E's facilities have been substantially underutilized for the past several years. The Company believes that its ongoing facility integration program, together with anticipated continued growth in airline profitability, should result in significant improvement in the degree of utilization in the Company's facilities.

                                   MANAGEMENT

     The following table sets forth information regarding the directors and executive officers of the Company. Officers of the Company are elected annually by the Board of Directors.

            NAME               AGE                               POSITION
-----------------------------  ---     ------------------------------------------------------------
Amin J. Khoury...............  57      Chairman of the Board
Robert J. Khoury.............  54      Vice Chairman of the Board and Chief Executive Officer
Paul E. Fulchino.............  50      President, Chief Operating Officer and Director
Marco C. Lanza...............  40      Executive Vice President, Marketing and Product Development
                                       Vice President, Chief Financial Officer and Assistant
Thomas P. McCaffrey..........  42      Secretary
Edmund J. Moriarty...........  51      Vice President, General Counsel and Secretary
Jeffrey P. Holtzman..........  41      Vice President, Treasurer and Assistant Secretary
G. Bernard Jewell............  55      President, Seating Products Division
E. Ernest Schwartz...........  60      President, Galley Products Division
Arthur H. Lipton.............  58      President, In-flight Entertainment Division
Jim C. Cowart+...............  45      Director
Richard G. Hamermesh*+.......  48      Director
Brian H. Rowe................  65      Director
Hansjoerg Wyss*..............  61      Director

---------------
* Member, Audit Committee.
+ Member, Stock Option and Compensation Committee.

     The Company's Restated Certificate of Incorporation provides that the Board of Directors is classified into three classes, as nearly as equal in number as possible, so that each director (after a transitional period) will serve for three years, with one class of directors being elected each year. The Board is currently comprised of three Class I Directors (Brian H. Rowe, Jim C. Cowart and Paul E. Fulchino), two Class II Directors (Robert J. Khoury and Hansjoerg Wyss) and two Class III Directors (Amin J. Khoury and Richard G. Hamermesh). The terms of the Class I, Class II and Class III Directors expire upon the election and qualification of successor directors at annual meetings of stockholders held following the end of fiscal years 1998, 1996 and 1997, respectively. The nonmanagement directors receive compensation of $2,500 per calendar quarter. The executive officers of the Company are elected annually by the Board of Directors following the annual meeting of stockholders and serve at the discretion of the Board of Directors.

     Amin J. Khoury has been Chairman of the Board of the Company since July 1987 and was Chief Executive Officer until April 1, 1996. Since 1986, Mr. Khoury has also been the Managing Director of The K.A.D. Companies, Inc., an investment, venture capital and consulting firm. Mr. Khoury is currently the Chairman of the Board of Directors of Applied Extrusion Technologies, Inc., a manufacturer of oriented polypropylene films used in consumer products labeling and packaging applications, and a member of the Board of Directors of Brooks Automation, Inc., the leading manufacturer in the U.S. of vacuum central wafer handling systems for semiconductor manufacturing and Aurora Electronics, Inc., a leading provider of parts support services to computer service organizations. Mr. Khoury is employed by the Company pursuant to an Employment Agreement which expires in 2002. Mr. Khoury is the brother of Robert J. Khoury.

     Robert J. Khoury has been a Director of the Company since July 1987. Mr. Khoury was elected Vice Chairman and Chief Executive Officer effective April 1, 1996; from July 1987 until that date, Mr. Khoury served as the Company's President and Chief Operating Officer. From 1986 to 1987, Mr. Khoury was Vice President of The K.A.D. Companies, Inc. The Company has entered into an Employment Agreement with Mr. Khoury which expires in 2001. Mr. Khoury is the brother of Amin J. Khoury.

     Paul E. Fulchino was elected a Director and President and Chief Operating Officer of the Company effective April 1, 1996. From 1990 to 1996, Mr. Fulchino served as President and Vice Chairman of Mercer Management Consulting, Inc. ("Mercer"), a general management consulting firm with over 1,100 employees.

In addition to his management responsibilities as President of Mercer, Mr. Fulchino also had responsibility for advising clients throughout the world, particularly with respect to the transportation industry, including a number of major airlines. The Company has entered into an Employment Agreement with Mr. Fulchino extending through March 31, 1999.

     Marco C. Lanza has been the Executive Vice President, Marketing and Product Development since January 1994. From March 1992 through January 1994, Mr. Lanza was President of the In-flight Entertainment Division of the Company. From 1987 through February 1992, Mr. Lanza was Vice President, Marketing and Product Development, of the Company. The Company has entered into an Employment Agreement with Mr. Lanza extending through December 31, 1999.

     Thomas P. McCaffrey has been Vice President and Chief Financial Officer since May 1993. From August 1989 through May 1993, Mr. McCaffrey was an Audit Director with Deloitte & Touche LLP, and from 1976 through 1989 served in several capacities, including Audit Partner, with Coleman & Grant. The Company has entered into an Employment Agreement with Mr. McCaffrey extending through December 31, 1999 in which he agrees to serve as Chief Financial Officer of the Company.

     Edmund J. Moriarty has been Vice President, General Counsel and Secretary since November 16, 1995. From 1991 to 1995, Mr. Moriarty served as Vice President and General Counsel to Rollins, Inc., a national service company. From 1982 through 1991, Mr. Moriarty served as Vice President and General Counsel to Old Ben Coal Company, a wholly owned coal subsidiary of The Standard Oil Company.

     Jeffrey P. Holtzman has been Treasurer since September 1993 and Vice President since November 1996. From June 1986 to July 1993, Mr. Holtzman served in several capacities at FPL Group, Inc., including Assistant Treasurer and Manager of Financial Planning. Mr. Holtzman previously worked for Mellon Bank, Gulf Oil and Arthur Young & Company.

     G. Bernard Jewell has been President of the Company's Seating Products Division since March 1996. From February 1994 through February 1996, Mr. Jewell was President, Services Division of the Company. From April 1992 through January 1994, Mr. Jewell was Group Vice President, Marketing and Product Development of the Company. From 1988 to 1992, Mr. Jewell was President of Burns Aerospace Corporation, a manufacturer of commercial aircraft cabin interior products.

     E. Ernest Schwartz has been President of the Galley Products Division of the Company since March 1992. From 1986 through February 1992, Mr. Schwartz was President of Aircraft Products Company, which was acquired by the Company in 1992.

     Arthur H. Lipton has been the President of the In-flight Entertainment Division since July 1995. From 1990 to 1995, Mr. Lipton was the Senior Vice President and General Manager of the Wyse Technology Display Division. Prior to that he was with the Xerox Corporation for 20 years with his last position being Vice President and General Manager of their Imaging Business Unit.

     Jim C. Cowart has been a Director of the Company since November 1989. Since January 1993, Mr. Cowart has been the Chairman of the Board of Directors and Chief Executive Officer of Aurora Electronics, Inc. Since January 1992, Mr. Cowart has also been a Director of EOS Capital, Inc., a private capital firm retained by the Company for strategic planning, competitive analysis, financial relations and other services. From 1987 until 1991, Mr. Cowart was a general partner of Capital Resource Partners, a private capital investment manager. From 1982 to 1987, Mr. Cowart was a Senior Vice President of Investment Banking at Shearson Lehman Brothers and was the President of Shearson Venture Capital, Inc.

     Richard G. Hamermesh has been a Director of the Company since July 1987. Since August 1987, Dr. Hamermesh has been the Managing Partner of the Center for Executive Development, an independent management consulting company, and, from December 1986 to August 1987, Dr. Hamermesh was an independent consultant. Prior to such time, Dr. Hamermesh was on the faculty at the Harvard Business School. Dr. Hamermesh is also a Director of Applied Extrusion Technologies, Inc.

     Brian H. Rowe has been a Director of the Company since July 1995. Mr. Rowe is currently Chairman Emeritus of GE Aircraft Engines, a principal business unit of the General Electric Company, where he also served as Chairman from September 1993 through January 1995 and as President from 1979 through 1993. From March 1994 to November 1995, Mr. Rowe served as a Director of Astrostructures Hamble Limited, a manufacturer of military and civil aircraft components. Since March 1995, Mr. Rowe has also been a Director of Atlas Air Inc., an air cargo carrier. Since January 1980 Mr. Rowe has been a Director of Fifth Third Bank, an Ohio banking corporation. Since October 1995, Mr. Rowe has been a Director of Cincinnati Bell Inc., a communications services company. Since December 1995, Mr. Rowe has also been a Director of Stewart & Stevenson Services, Inc., a custom packager of engine systems, and Textron Inc., a manufacturer of mechanical devices for aircraft and other applications. Since January 1996, Mr. Rowe has served as Executive Vice Chairman of American Regional Aircraft Industries, Inc.

     Hansjoerg Wyss has been a Director of the Company since October 1989. Since 1977, Mr. Wyss has been a Director and the Chairman and Chief Executive Officer of Synthes (U.S.A.) and Synthes (Canada), Ltd., manufacturers and distributors of orthopedic implants and instruments. Mr. Wyss is also a Director of Applied Extrusion Technologies, Inc.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT


     The following table and notes thereto set forth certain information with respect to the beneficial ownership of the Company's Common Stock as of November 30, 1996, and as adjusted to reflect the sale of the shares offered hereby, by
(i) each person who is known to the Company to beneficially own more than 5% of the outstanding shares of Common Stock of the Company, (ii) each of the chief executive officer and the four other most highly paid executive officers of the Company in fiscal 1996 (collectively, the "Named Executive Officers") and each director of the Company, and (iii) all Named Executive Officers and directors of the Company as a group. Except as otherwise indicated, each of the stockholders named below has sole voting and investment power with respect to the shares of Common Stock beneficially owned:



                                                                                PERCENT OF TOTAL(A)
                                                                               ---------------------
                                                                 NUMBER OF     PRIOR TO      AFTER
                             NAMES                                SHARES       OFFERING     OFFERING
---------------------------------------------------------------  ---------     --------     --------
Wellington Management Company..................................  2,210,600        11.9%         9.8%
  75 State Street
  Boston, MA 02109
Frank Russell Co. Inc. ........................................    998,200         5.4          4.4
  909 A Street
  Tacoma, WA 98401
Amin J. Khoury+*...............................................    270,300(b)      1.4          1.2
Marco C. Lanza+................................................    203,285(c)      1.1          0.9
Hansjoerg Wyss*................................................    193,609(d)      1.0          0.9
Robert J. Khoury+*.............................................    110,164(e)      0.6          0.5
Jim C. Cowart*.................................................    100,500(f)      0.5          0.4
Thomas P. McCaffrey+...........................................     70,784(g)      0.4          0.3
Richard G. Hamermesh*..........................................     43,301(h)      0.2          0.2
E. Ernest Schwartz+............................................     24,750(i)      0.1          0.1
Paul E. Fulchino*..............................................     12,768(j)      0.1          0.1
Brian H. Rowe*.................................................     10,000(k)      0.1           **
All Directors and Named Executives Officers as a group (14
  persons).....................................................  1,163,528(l)      6.2          5.1


---------------
 +  Named Executive Officer

 *  Director of the Company

**  Less than 0.1%


(a) The number of shares of Common Stock deemed outstanding includes: (i) 17,704,275 shares outstanding as of November 30, 1996; and (ii) shares of Common Stock subject to outstanding stock options which are exercisable by the named individual or group in the next sixty days (commencing December 1, 1996).


(b) Represents shares issuable upon the exercise of stock options exercisable in the next sixty days.

(c) Includes 181,250 shares issuable upon the exercise of stock options exercisable in the next sixty days and shares owned through the Company 401(k) plan.

(d) Includes 52,500 shares issuable upon the exercise of stock options exercisable in the next sixty days. Excludes options to purchase 7,500 shares of Common Stock which are not exercisable in the next sixty days.

(e) Includes 107,500 shares issuable upon the exercise of stock options exercisable in the next sixty days and shares owned through the Company 401(k) plan. Excludes options to purchase 52,500 shares of Common Stock which are not exercisable in the next sixty days.

(f) Includes 20,000 shares acquired by a profit sharing plan in which Mr. Cowart has a fifty percent interest and 77,500 shares issuable upon the exercise of stock options exercisable in the next sixty days. Excludes options to purchase 12,500 shares of Common Stock which are not exercisable in the next sixty days.

(g) Includes 65,000 shares issuable upon the exercise of stock options exercisable in the next sixty days. Excludes options to purchase 50,000 shares of Common Stock which are not exercisable in the next sixty days.

(h) Includes 2,000 shares held in trusts for the benefit of Mr. Hamermesh's two children, of which trust Mr. Hamermesh and his wife are trustees and in which shares Mr. Hamermesh disclaims all beneficial interest. Also includes 32,500 shares issuable upon the exercise of stock options exercisable in the next sixty days. Excludes options to purchase 7,500 shares of Common Stock which are not exercisable in the next sixty days.

(i) Includes 23,750 shares issuable upon the exercise of stock options exercisable in the next sixty days. Excludes options to purchase 31,250 shares of Common Stock which are not exercisable in the next sixty days.

(j) Excludes 187,500 shares issuable upon the exercise of stock options not exercisable in the next sixty days.

(k) Includes 10,000 shares issuable upon the exercise of stock options exercisable in the next sixty days. Excludes options to purchase 30,000 shares of Common Stock which are not exercisable in the next sixty days.

(l) Includes 946,800 shares issuable upon the exercise of stock options exercisable in the next sixty days. Excludes options to purchase 557,500 shares of Common Stock which are not exercisable in the next sixty days.


SELLING STOCKHOLDERS



     Pursuant to the Underwriting Agreement, the Underwriters have been granted an option to purchase up to an aggregate of 600,000 shares of Common Stock from the Company and the Selling Stockholders for the purpose of covering overallotments, if any. The Selling Stockholders, Sheila L. Palandjian, the PAP Stock Trust (for the benefit of Peter A. Palandjian), the PLP Stock Trust (for the benefit of Paul L. Palandjian) and the LP Stock Trust (for the benefit of Leon Palandjian), who respectively owned options to purchase 35,000, 46,666, 46,667 and 46,667 shares of Common Stock before the Offering, have granted such overallotment option to the Underwriters with respect to 35,000, 10,000, 10,000 and 10,000 shares of Common Stock, respectively, and will own options to purchase 0, 36,666, 36,667 and 36,667 shares of Common Stock, respectively, if the overallotment option is exercised in full with respect to the Selling Stockholders' shares. The Selling Stockholders are the surviving spouse and trusts for the benefit of the children of Petros A. Palandjian, a former director of the Company who died in August, 1996.



     If the Underwriters exercise their overallotment option, the shares of Common Stock purchased thereunder will first be purchased from the Selling Stockholders on a pro rata basis (based upon the aggregate number of shares that may be purchased from the Selling Stockholders) until all such shares of Common Stock to be sold by the Selling Stockholders have been purchased, and the remaining shares, if any, will be purchased from the Company.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     The Company is authorized to issue 30,000,000 shares of Common Stock, $0.01 par value, of which 16,877,867 shares were outstanding as of August 31, 1996, and held by approximately 242 stockholders of record. Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders and to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. The indentures relating to the Company's Senior Notes and Senior Subordinated Notes and the Bank Credit Agreement, however, currently restrict dividend payments by the Company to its stockholders. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock have the right to a ratable portion of the assets remaining after payment of liabilities. Holders of Common Stock do not have cumulative voting, preemptive, redemption or conversion rights. All outstanding shares of Common Stock are, and the shares to be sold in this offering will be, fully paid and non-assessable.

PREFERRED STOCK

     The Company's Restated Certificate of Incorporation (the "Certificate") provides, among other things, for the authorization of 1,000,000 shares of Preferred Stock, $0.01 par value (the "Preferred Stock"). The shares of Preferred Stock may be issued from time to time at the discretion of the Board of Directors without stockholder approval. The Board of Directors is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the dividend rate, the redemption provisions, conversion provisions, liquidation preference and other rights and privileges not in conflict with the Certificate. No shares of Preferred Stock are outstanding, and the Company has no immediate plans to issue any Preferred Stock. While issuance of Preferred Stock could provide needed flexibility in connection with possible acquisitions and other corporate purposes, such issuance could also make it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company or discourage an attempt to gain control of the Company. In addition, the Board of Directors, without stockholder approval, can issue shares of Preferred Stock with voting and conversion rights which could adversely affect the voting power and other rights of the holders of Common Stock.

DIRECTORS' EXCULPATION AND INDEMNIFICATION

     The Certificate provides that no director of the Company shall be liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the Delaware General Corporation Law (the "DGCL"). The effect of this provision of the Certificate is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Certificate provides that, if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. These provisions will not alter the liability of directors under federal or state securities laws. The Certificate also includes provisions for the indemnification of the Company's directors and officers to the fullest extent permitted by Section 145 of the DGCL.

ELECTION AND REMOVAL OF DIRECTORS

     The Certificate classifies the board of directors into three classes, as nearly equal in number as possible, so that each director will serve for three years, with one class of directors being elected each year. The Certificate also provides that directors may be removed for cause only with the approval of the holders of at least two-thirds of the voting power of the Company's shares entitled to vote generally in the election of directors at an annual meeting or special meeting called for such purpose. In addition, the Certificate requires at least two-thirds of the voting power of the Company's shares entitled to vote generally in the election of directors at an annual meeting or special meeting called for such purpose to alter, amend or repeal the provisions relating to the classified board and removal of directors described above.

     Management believes that the Certificate provisions described in the preceding paragraph (the "Provisions"), taken together, reduce the possibility that a third party could effect a change in the composition of the Company's board of directors without the support of the incumbent board. The Provisions, however, may have significant effects on the ability of stockholders of the Company to change the composition of the incumbent board, to benefit from transactions which are opposed by the incumbent board, to assume control of the Company or effect a fundamental corporate transaction such as a merger. Nevertheless, although the Company has not experienced any problems in the past with the continuity or stability of the board, management believes that the Provisions help assure the continuity and stability of the Company's policies in the future, since the majority of the directors at any time will have prior experience as directors of the Company.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     The Company is subject to the provisions of Section 203 of DGCL. That section provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. An "interested stockholder" is defined as any person that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is The First National Bank of Boston, 100 Federal Street, Boston, Massachusetts 02110.

                                  UNDERWRITERS

     Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters") have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of shares of the Company's Common Stock set forth opposite the names of such Underwriters below:

                                                                                NUMBER OF
                                       NAME                                      SHARES
     -------------------------------------------------------------------------  ---------
       Morgan Stanley & Co. Incorporated......................................
       CS First Boston Corporation............................................
       PaineWebber Incorporated...............................................

                                                                                 -------
       Total..................................................................
                                                                                 =======

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters propose to offer part of the Common Stock directly to the public at the Price to Public set forth on the cover page hereof and part to certain dealers at a price which represents a concession not in excess of
$     per share under the public offering price. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $     a share to other
Underwriters or to certain dealers.


     Pursuant to the Underwriting Agreement, the Company and the Selling Stockholders have granted to the Underwriters an option, exercisable for 30 days from the date of the Prospectus, to purchase up to 535,000 and 65,000 additional shares of Common Stock, respectively, at the Price to Public set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares as offered hereby.


     The Company and directors and executive officers of the Company have agreed with certain exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, except for the shares to be sold in the offering, for a period of at least 90 days from the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated, on behalf of the several Underwriters. If any such consent is given it would not necessarily be preceded or followed by a public announcement thereof.

     In connection with the offering of Common Stock hereby, the Underwriters may engage in passive market making transactions in the Company's Common Stock on the Nasdaq National Market immediately prior to the commencement of the sale of shares in this offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of market makers not connected with this offering and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited in amount to 30% of the passive market maker's average daily trading volume in the Common Stock during the period of the two full consecutive calendar months prior to the filing with the Commission of the Registration Statement of which this Prospectus is a part and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.


     The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.



     Chase Securities Inc., one of the Underwriters, is an affiliate of The Chase Manhattan Bank which is the agent and a lender under the Bank Credit Facility. The Company intends to use a portion of the net proceeds of the offering to repay outstanding amounts under the Bank Credit Facility and The Chase Manhattan Bank will receive its proportionate share of such repayment. See "Use of Proceeds." Because more than 10% of the net offering proceeds will be paid to an affiliate of a member of the National Association of Securities Dealers, Inc. (the "NASD"), the Offering is being conducted in accordance with Rule 2710(c)(8) of the Conduct Rules of the NASD.


                                 LEGAL MATTERS

     The validity of the shares of Common Stock being offered hereby will be passed upon for the Company by Ropes & Gray, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

     The financial statements and the related financial statement schedule of BE Aerospace, Inc. as of February 24, 1996 and February 25, 1995, and for each of the three fiscal years in the period ended February 24, 1996, appearing in this Prospectus and the Registration Statement referred to below, have been audited by Deloitte & Touche L.L.P., independent auditors, as set forth in their report dated April 19, 1996, appearing elsewhere herein and in the Registration Statement and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The audited financial statements of Burns Aerospace, Inc. as of December 31, 1994 and December 31, 1993, and for each of the three years in the period ended December 31, 1994, incorporated by reference in this Prospectus and the Registration Statement referred to below, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report dated November 27, 1995, incorporated by reference herein and in the Registration Statement and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements, and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York,

New York 10048 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street N.W., Washington, D.C. 20549. The Company's Common Stock is listed on the NASDAQ National Market System, and such reports, proxy and information statements, and other information can also be inspected at the offices of NASDAQ Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby (the "Registration Statement"). This Prospectus does not contain all the information set forth in the Registration Statement and in the exhibits and schedules thereto. For further information about the Company and the securities offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules thereto, which may be inspected without charge at the principal office of the Commission in Washington, D.C. and copies of all or any part of which may be obtained from the Commission upon payment of the prescribed fees. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated by reference in this Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended February 24, 1996; (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended on May 25, 1996 and August 31, 1996; (iii) the Company's Current Report on Form 8-K dated April 5, 1996; (iv) the Company's Current Report on Form 8-K dated November 14, 1996; and (v) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed under
Section 12 of the Exchange Act, including any amendment or report updating such description.

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the initial filing of the Registration Statement and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the respective dates of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of any such person, a copy of any and all of such documents (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Requests for such copies should be directed to the Chief Financial Officer, BE Aerospace, Inc., 1400 Corporate Center Way, Wellington, Florida 33414 (telephone number (561) 791-5000).

                               BE AEROSPACE, INC.

            INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

                                                                                        PAGE
                                                                                        -----
SIX MONTHS ENDED AUGUST 31, 1996 AND AUGUST 26, 1995
     Consolidated Balance Sheet, August 31, 1996 (Unaudited)..........................  F-2
     Consolidated Statements of Operations for the Six Months Ended August 31, 1996
      and
       August 26, 1995 (Unaudited)....................................................  F-3
     Consolidated Statements of Cash Flows for the Six Months Ended August 31, 1996
      and August 26, 1995 (Unaudited).................................................  F-4
     Notes to Consolidated Financial Statements for the Six Months Ended August 31,
      1996 and August 26, 1995 (Unaudited)............................................  F-5
FISCAL YEARS ENDED FEBRUARY 24, 1996, FEBRUARY 25, 1995 AND FEBRUARY 26, 1994
     Independent Auditors' Report.....................................................  F-6
     Consolidated Balance Sheets, February 24, 1996 and February 25, 1995.............  F-7
     Consolidated Statements of Operations for the Years Ended February 24, 1996,
      February 25, 1995 and February 26, 1994.........................................  F-8
     Consolidated Statements of Stockholders' Equity for the Years Ended February 24,
      1996, February 25, 1995, and February 26, 1994..................................  F-9
     Consolidated Statements of Cash Flows for the Years Ended February 24, 1996,
      February 25, 1995 and February 26, 1994.........................................  F-10
     Notes to Consolidated Financial Statements for the Years Ended February 24, 1996,
       February 25, 1995, and February 26, 1994.......................................  F-12
     Schedule II - Valuation and Qualifying Accounts for the Years Ended February 24,
      1996, February 25, 1995, and February 26, 1994..................................  F-26

                               BE AEROSPACE, INC.

                          CONSOLIDATED BALANCE SHEETS

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                       FEBRUARY 24,
                                                                                           1996
                                                                        AUGUST 31,     ------------
                                                                           1996
                                                                        ----------
                                                                        (UNAUDITED)
                                              ASSETS
Current Assets:
     Cash and cash equivalents........................................   $  14,188       $ 15,376
     Receivables -- trade, less allowance for doubtful accounts of
      $4,562 (August 31, 1996) and $4,973 (February 24, 1996).........      59,935         54,242
     Inventories, net.................................................      77,518         72,569
     Other current assets.............................................       8,138          7,621
                                                                          --------       --------
          Total current assets........................................     159,779        149,808
Property and Equipment, net...........................................      86,887         86,357
Intangibles and Other Assets, net.....................................     196,674        197,421
                                                                          --------       --------
                                                                         $ 443,340       $433,586
                                                                          ========       ========
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
     Accounts payable.................................................   $  41,867       $ 45,102
     Accrued expenses.................................................      50,171         56,400
     Current portion of long-term debt................................       5,459          6,482
                                                                          --------       --------
          Total current liabilities...................................      97,497        107,984
Long-Term Debt........................................................     282,058        273,192
Deferred Income Taxes.................................................       1,923          1,257
Other Liabilities.....................................................       9,718          6,996
Stockholders' Equity:
     Preferred stock, $.01 par value; 1,000,000 shares authorized; no shares outstanding..............................................
     Common stock, $.01 par value; 30,000,000 shares authorized;
      16,877,867 (August 31, 1996) 16,392,994 (February 24, 1996)
      issued..........................................................         169            164
     Additional paid-in capital.......................................     125,730        121,366
     Retained deficit.................................................     (72,699)       (75,995)
     Cumulative foreign exchange translation adjustment...............      (1,056)        (1,378)
                                                                          --------       --------
          Total stockholders' equity..................................      52,144         44,157
                                                                          --------       --------
                                                                         $ 443,340       $433,586
                                                                          ========       ========

                               BE AEROSPACE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                             SIX MONTHS ENDED
                                                                         -------------------------
                                                                         AUGUST 31,     AUGUST 26,
                                                                            1996           1995
                                                                         ----------     ----------
                                                                                (UNAUDITED)
Net Sales..............................................................   $ 200,328      $ 113,045
Cost of Sales..........................................................     133,342         75,925
                                                                           --------       --------
Gross Profit...........................................................      66,986         37,120
Operating Expenses:
     Selling, general and administrative...............................      24,254         16,743
     Research, development and engineering.............................      19,157         24,774
     Amortization expense..............................................       5,514          4,650
                                                                           --------       --------
          Total operating expenses.....................................      48,925         46,167
Operating Earnings (Loss)..............................................      18,061         (9,047)
Interest Expense, net..................................................      14,399          8,149
                                                                           --------       --------
Earnings (Loss) Before Income Taxes and Cumulative Effect of Change in
  Accounting Principle.................................................       3,662        (17,196)
Income Taxes...........................................................         366             --
                                                                           --------       --------
Earnings (Loss) Before Cumulative Effect of Change in Accounting
  Principle............................................................       3,296        (17,196)
Cumulative Effect of Change in Accounting Principle....................          --        (23,332)
                                                                           --------       --------
Net Earnings (Loss)....................................................   $   3,296      $ (40,528)
                                                                           ========       ========
Earnings (Loss) Per Common Share:
Earnings (Loss) Before Cumulative Effect of Change in Accounting
  Principle............................................................   $     .19      $   (1.07)
Cumulative Effect of Change in Accounting Principle....................          --          (1.45)
                                                                           --------       --------
Net Earnings (Loss) Per Common Share...................................   $     .19      $   (2.52)
                                                                           ========       ========
Common and Common Equivalent Shares....................................      17,446         16,108
                                                                           ========       ========

                               BE AEROSPACE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                         SIX MONTHS ENDED
                                                                     -------------------------
                                                                     AUGUST 31,     AUGUST 26,
                                                                        1996           1995
                                                                     ----------     ----------
                                                                            (UNAUDITED)
Cash Flows from Operating Activities:
     Net earnings (loss)...........................................   $  3,296       $(40,528)
     Adjustments to reconcile net loss to net cash flows provided by operating activities:
          Depreciation and amortization............................     11,840          8,413
          Cumulative effect of change in accounting principle......         --         23,332
          Deferred income taxes....................................        524            948
          Non cash employee benefit plan contributions.............        442            683
          Changes in operating assets and liabilities:
               Accounts receivable.................................     (5,596)         4,306
               Inventories.........................................     (4,693)        (3,813)
               Other current assets................................       (512)           120
               Accounts payable....................................     (3,724)         3,555
               Other liabilities...................................     (5,599)        (5,312)
                                                                     ----------     ----------
     Net cash flows used in operating activities...................     (4,022)        (8,296)
                                                                     ----------     ----------
Cash Flows from Investing Activities:
     Capital expenditures..........................................     (7,065)        (8,168)
     Change in intangibles and other assets -- net.................     (4,591)        (2,095)
                                                                     ----------     ----------
     Net cash flows used in investing activities...................    (11,656)       (10,263)
                                                                     ----------     ----------
Cash Flows from Financing Activities:
     Net borrowings under revolving lines of credit................     10,576         17,665
     Proceeds from issuances of stock..............................      3,927            153
                                                                     ----------     ----------
     Net cash flows provided by financing activities...............     14,503         17,818
                                                                     ----------     ----------
Effect of exchange rate changes on cash flows......................        (13)           (88)
                                                                     ----------     ----------
Net decrease in cash and cash equivalents..........................     (1,188)          (829)
Cash and cash equivalents, beginning of period.....................     15,376          8,319
                                                                     ----------     ----------
Cash and cash equivalents, end of period...........................   $ 14,188       $  7,490
                                                                     ----------     ----------
Supplemental disclosures of cash flow information:
     Cash paid during period for interest..........................   $ 13,336       $  8,510
     Cash paid during period for income taxes, net.................   $    309             --

                               BE AEROSPACE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              SIX MONTHS ENDED AUGUST 31, 1996 AND AUGUST 26, 1995

NOTE 1.  BASIS OF PRESENTATION:

     The information set forth in these consolidated financial statements as of August 31, 1996 and for the six-month periods ended August 31, 1996 and August 26, 1995 is unaudited and may be subject to normal year-end adjustments. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments necessary to present fairly the financial position of BE Aerospace, Inc. for the periods indicated. Results of operations for the interim periods ended August 31, 1996 and August 26, 1995 are not necessarily indicative of the results of operations for the full fiscal year. For further information, including information with regard to conditions in the airline industry and their possible impact on the Company, please refer to the Company's annual report on Form 10-K for the fiscal year ended February 24, 1996.

     The accompanying consolidated financial statements consolidate all of the Company's subsidiaries.

     Certain information normally included in footnote disclosures to the annual financial statements has been condensed or omitted in accordance with the rules and regulations of the Securities and Exchange Commission.

                               BE AEROSPACE, INC.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
  BE Aerospace, Inc.
  Wellington, Florida

     We have audited the accompanying consolidated balance sheets of BE Aerospace, Inc. and subsidiaries as of February 24, 1996 and February 25, 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended February 24, 1996. Our audits also included the financial statement schedule on page F-26. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of BE Aerospace, Inc. and subsidiaries as of February 24, 1996 and February 25, 1995, and the results of their operations and their cash flows for each of the three years in the period ended February 24, 1996, in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

     As discussed in Note 2 to the consolidated financial statements, in the year ended February 24, 1996 the Company changed its method of accounting for engineering expenditures.

DELOITTE & TOUCHE LLP

Costa Mesa, California
April 19, 1996

                               BE AEROSPACE, INC.

      CONSOLIDATED BALANCE SHEETS, FEBRUARY 24, 1996 AND FEBRUARY 25, 1995

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                          1996          1995
                                                                        --------      --------
                                            ASSETS
Current Assets:
     Cash and cash equivalents........................................  $ 15,376      $  8,319
     Accounts receivable -- trade, less allowance for doubtful
      accounts
       of $4,973 (1996) and $4,034 (1995).............................    54,242        48,915
     Inventories, net.................................................    72,569        71,347
     Deferred income taxes............................................        --         6,502
     Income tax refund receivable.....................................        --         1,019
     Other current assets.............................................     7,621         6,415
                                                                        --------      --------
          Total current assets........................................   149,808       142,517
                                                                        --------      --------
Property and Equipment, net...........................................    86,357        60,304
Intangibles and Other Assets, net.....................................   197,421       177,133
                                                                        --------      --------
                                                                        $433,586      $379,954
                                                                        ========      ========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
     Accounts payable.................................................  $ 45,102      $ 35,164
     Accrued liabilities..............................................    56,400        26,123
     Current portion of long-term debt................................     6,482         4,667
                                                                        --------      --------
          Total current liabilities...................................   107,984        65,954
                                                                        --------      --------
Long-Term Debt........................................................   273,192       172,693
Deferred Income Taxes.................................................     1,257        11,212
Other Liabilities.....................................................     6,996         4,764
Commitments and Contingencies
Stockholders' Equity:
     Preferred stock, $.01 par value; 1,000,000 shares authorized;
       no shares outstanding
     Common stock, $.01 par value; 30,000,000 shares authorized;
      16,392,994 (1996) and 16,095,790 (1995) shares issued and
      outstanding.....................................................       164           160
     Additional paid-in capital.......................................   121,366       119,209
     Retained earnings (deficit)......................................   (75,995)        7,418
     Cumulative foreign exchange translation adjustment...............    (1,378)       (1,456)
                                                                        --------      --------
          Total stockholders' equity..................................    44,157       125,331
                                                                        --------      --------
                                                                        $433,586      $379,954
                                                                        ========      ========

                See notes to consolidated financial statements.

                               BE AEROSPACE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
 FOR THE YEARS ENDED FEBRUARY 24, 1996, FEBRUARY 25, 1995 AND FEBRUARY 26, 1994
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                            YEAR ENDED
                                                          ----------------------------------------------
                                                          FEBRUARY 24,     FEBRUARY 25,     FEBRUARY 26,
                                                              1996             1995             1994
                                                          ------------     ------------     ------------
Net Sales...............................................    $232,582         $229,347         $203,364
Cost of Sales...........................................     160,031          154,863          136,307
                                                            --------         --------         --------
Gross Profit............................................      72,551           74,484           67,057
Operating Expenses:
     Selling, general and administrative................      42,000           31,787           28,164
     Research, development and engineering..............      58,327           12,860            9,876
     Amortization of intangible assets..................       9,499            9,954            7,599
     Other expenses.....................................       4,170           23,736               --
                                                            --------         --------         --------
          Total operating expenses......................     113,996           78,337           45,639
                                                            --------         --------         --------
Operating Earnings (Loss)...............................     (41,445)          (3,853)          21,418
Interest Expense, net...................................      18,636           15,019           12,581
                                                            --------         --------         --------
Earnings (Loss) Before Income Taxes (Benefit) and
  Cumulative Effect of Change in Accounting Principle...     (60,081)         (18,872)           8,837
Income Taxes (Benefit)..................................          --           (6,806)           3,481
                                                            --------         --------         --------
Earnings (Loss) Before Cumulative Effect of Change in
  Accounting Principle..................................     (60,081)         (12,066)           5,356
Cumulative Effect of Change in Accounting Principle.....     (23,332)              --               --
                                                            --------         --------         --------
Net Earnings (Loss).....................................    $(83,413)        $(12,066)        $  5,356
                                                            ========         ========         ========
Earnings (Loss) per Common Share:
     Earnings (loss) before cumulative effect of change
       in accounting principle..........................    $  (3.71)        $  (0.75)        $   0.35
     Cumulative effect of change in accounting
       principle........................................       (1.44)              --               --
                                                            --------         --------         --------
     Net earnings (loss)................................    $  (5.15)        $  (0.75)        $   0.35
                                                            ========         ========         ========

                See notes to consolidated financial statements.

                               BE AEROSPACE, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
 FOR THE YEARS ENDED FEBRUARY 24, 1996, FEBRUARY 25, 1995 AND FEBRUARY 26, 1994
                                 (IN THOUSANDS)

                                    COMMON STOCK      ADDITIONAL    RETAINED     CURRENCY         TOTAL
                                  ----------------     PAID-IN      EARNINGS    TRANSLATION   STOCKHOLDERS'
                                  SHARES    AMOUNT     CAPITAL      (DEFICIT)   ADJUSTMENT       EQUITY
                                  ------    ------    ----------    --------    ----------    -------------
BALANCE, FEBRUARY 27, 1993......  14,606     $146      $  98,156    $ 14,128     $ (4,456)      $ 107,974
Issuance of common stock........   1,272       12         19,080          --           --          19,092
Exercise of stock options.......     107        1            963          --           --             964
Tax benefit from exercise of non
  statutory stock options.......      --       --            158          --           --             158
Net earnings....................      --       --             --       5,356           --           5,356
Foreign currency translation
  adjustment....................      --       --             --          --          449             449
                                  ------     ----       --------    --------      -------        --------
BALANCE, FEBRUARY 26, 1994......  15,985      159        118,357      19,484       (4,007)        133,993
Sale of stock under employee
  stock purchase plan...........      15       --            132          --           --             132
Employee benefit plan matching
  contribution..................      96        1            720          --           --             721
Net loss........................      --       --             --     (12,066)          --         (12,066)
Foreign currency translation
  adjustment....................      --       --             --          --        2,551           2,551
                                  ------     ----       --------    --------      -------        --------
BALANCE, FEBRUARY 25, 1995......  16,096      160        119,209       7,418       (1,456)        125,331
Sale of stock under employee
  stock purchase plan...........      74        1            403          --           --             404
Exercise of stock options.......     121        2            896          --           --             898
Employee benefit plan matching
  contribution..................     102        1            858          --           --             859
Net loss........................      --       --             --     (83,413)          --         (83,413)
Foreign currency translation
  adjustment....................      --       --             --          --           78              78
                                  ------     ----       --------    --------      -------        --------
BALANCE, FEBRUARY 24, 1996......  16,393     $164      $ 121,366    $(75,995)    $ (1,378)      $  44,157
                                  ======     ====       ========    ========      =======        ========

                See notes to consolidated financial statements.

                               BE AEROSPACE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
 FOR THE YEARS ENDED FEBRUARY 24, 1996, FEBRUARY 25, 1995 AND FEBRUARY 26, 1994
                             (DOLLARS IN THOUSANDS)

                                                               1996         1995         1994
                                                             --------     --------     --------
Cash Flows from Operating Activities:
  Net earnings (loss)......................................  $(83,413)    $(12,066)    $  5,356
     Adjustments to reconcile net earnings (loss) to net
       cash flows (used in) provided by operating
       activities:
       Cumulative effect of accounting change..............    23,332           --           --
       Depreciation and amortization.......................    18,435       16,146       13,115
       Change in intangible assets.........................        --        8,588           --
       Deferred income taxes...............................    (3,453)      (6,764)       1,657
       Non cash employee benefit plan contributions........       859          721           --
       Changes in operating assets and liabilities, net of
          effects from acquisitions:
          Accounts receivable..............................     6,068        6,226       (3,188)
          Inventories......................................   (11,929)     (16,863)      (4,153)
          Income tax refunds receivable....................     1,019          915       (1,934)
          Other current assets.............................    (1,657)      (1,500)      (2,047)
          Accounts payable.................................     3,008        7,295        6,056
          Other liabilities................................    13,169         (642)      (9,071)
                                                             --------     --------     --------
Net cash flows (used in) provided by operating                (34,562)       2,056        5,791
  activities...............................................
                                                             --------     --------     --------
Cash Flows from Investing Activities:
  Payments for purchase of property and equipment..........   (13,656)     (12,172)     (11,002)
  Change in other assets...................................    (5,914)      (8,610)      (5,077)
  Acquisitions.............................................   (42,500)          --     (107,506)
                                                             --------     --------     --------
Net cash flows used in investing activities................   (62,070)     (20,782)    (123,585)
                                                             --------     --------     --------
Cash Flows from Financing Activities:
  Net borrowings under revolving lines of credit...........     2,000        9,080           --
  Proceeds from issuance of stock, net of repurchases......     1,302          132          964
  Principal payments on long-term debt.....................      (942)          --      (13,514)
  Proceeds from long-term debt.............................   101,252        3,873      130,010
                                                             --------     --------     --------
Net cash flow provided by financing activities.............   103,612       13,085      117,460
                                                             --------     --------     --------
Effect of exchange rate changes on cash flows..............        77          222         (198)
                                                             --------     --------     --------
Net increase (decrease) in cash and cash equivalents.......     7,057       (5,419)        (532)
Cash and cash equivalents, beginning of year...............     8,319       13,738       14,270
                                                             --------     --------     --------
Cash and cash equivalents, end of year.....................  $ 15,376     $  8,319     $ 13,738
                                                             ========     ========     ========

                See notes to consolidated financial statements.

                               BE AEROSPACE, INC.

               SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                                 1996        1995        1994
                                                                -------     -------     -------
Cash paid (received) during year for:
     Interest.................................................  $16,967     $16,664     $ 7,524
     Income taxes -- net......................................   (3,292)     (1,096)      2,918
Schedule of Noncash Transactions:
     Tax benefit upon exercise of nonstatutory stock
       options................................................       --          --         158
     Liabilities assumed and accrued acquisition costs
       incurred in connection with the acquisitions...........   27,532          --      19,954
     Liabilities incurred in connection with purchase of land
       and buildings..........................................       --       4,000       4,932
     Common stock issued in connection with the
       acquisitions...........................................       --          --      19,100

                See notes to consolidated financial statements.

                               BE AEROSPACE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 FOR THE YEARS ENDED FEBRUARY 24, 1996, FEBRUARY 25, 1995 AND FEBRUARY 26, 1994
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization and Basis of Presentation

     BE Aerospace, Inc. (the "Company") operates in a single business segment and designs, manufactures, sells and services a broad line of commercial aircraft cabin interior products consisting of a broad range of aircraft seating products, passenger entertainment and service systems, and galley products, including structures as well as all food and beverage storage and preparation equipment. The Company's customers are the world's commercial airlines. As a result, the Company's business is directly dependent upon the conditions in the commercial airline industry.

     As described in Note 3, the Company has completed several business combinations, all accounted for using purchase accounting. On February 28, 1992, the Company acquired from the Pullman Company all of the assets and certain of the liabilities of PTC Aerospace, Inc. (PTC) and Aircraft Products Company (APC) (collectively, the Business Unit). Following the acquisition of the Business Unit, the Company changed its name to BE Aerospace, Inc. On April 2, 1992, the Company, through its Dutch holding company, acquired all of the outstanding stock of Flight Engineering and Equipment Limited (FEEL) and substantially all of the operating assets of JFB Engineering Limited (JFB), both English corporations. On April 30, 1993, the Company acquired all of the outstanding stock of Royal Inventum B.V., a Dutch corporation (Inventum). On August 26, 1993, the Company acquired all of the outstanding stock of Acurex Corporation, a California corporation (Acurex) and, on August 23, 1993, the Company acquired all of the outstanding stock of Nordskog Industries, Inc., a California corporation (Nordskog). On October 13, 1993, the Company acquired substantially all of the assets and certain of the liabilities of Philips Airvision of Valencia, California (Airvision), a division of Philips Electronics Corporation, North America Corporation. On January 24, 1996, the Company acquired all of the outstanding stock of Burns Aerospace Corporation, a Delaware corporation.

  Consolidation --

     The accompanying financial statements consolidate the accounts of BE Aerospace, Inc. and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

  Use of Estimates --

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Income Taxes --

     In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, the Company provides deferred income taxes for temporary differences between amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes.

  Warranty Costs --

     Estimated costs related to product warranties are accrued at the time products are sold.

  Revenue Recognition --

     Sales of assembled products, equipment or services are recorded on the date of shipment or, if required, upon acceptance by the customer. The Company sells its products primarily to airlines worldwide, including

                               BE AEROSPACE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 FOR THE YEARS ENDED FEBRUARY 24, 1996, FEBRUARY 25, 1995 AND FEBRUARY 26, 1994
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

occasional sales collateralized by letters of credit in countries where customary payment terms exceed one year. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. Actual losses have been within management's expectations.

  Cash Equivalents --

     The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

  Intangible Assets --

     The Company amortizes intangible assets using the straight-line method based on the estimated economic lives of the assets, which range from 7-30 years. The Company annually evaluates the carrying value of the intangible assets versus the cash benefit expected to be realized and adjusts for any impairment of value. As discussed in Note 16, the Company introduced a new product to the inflight entertainment industry, causing the industry in general to re-evaluate its product offerings and, in the process, impairing the value of certain assets, including certain earlier Company technology. Accordingly, certain intangible assets related to these product offerings were written down to their estimated realizable value during the year ended February 25, 1995.

  Research and Development --

     Research and development expenditures are expensed as incurred.

  Stock-Based Compensation --

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation, which will be effective for the Company beginning February 25, 1996. SFAS 123 requires extended disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply Accounting Principle Board Opinion No. 25 (APB 25), which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company will continue to apply APB 25 to its stock-based compensation awards to employees and will disclose the required pro forma effect on net income and earnings per share beginning in fiscal 1997.

  Earnings (Loss) per Common Share --

     Earnings (loss) per common share amounts are computed using the weighted-average number of common and common equivalent (where not antidilutive) shares outstanding during each period. The number of weighted average shares of common stock outstanding amounted to 16,185,000, 16,021,000, and 15,438,000 for the years ended February 24, 1996, February 25, 1995, and February 26, 1994.

  Foreign Currency Translation --

     In accordance with the provisions of SFAS No. 52, "Foreign Currency Translation," the assets and liabilities located outside the United States are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Income and expense items are translated at the average exchange rates prevailing during the period. Gains and losses resulting from foreign currency transactions are recognized currently in income, and those resulting from translation of financial statements are accumulated as a separate component of stockholders' equity.

                               BE AEROSPACE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 FOR THE YEARS ENDED FEBRUARY 24, 1996, FEBRUARY 25, 1995 AND FEBRUARY 26, 1994
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2.  ACCOUNTING CHANGE

     The Company undertook a comprehensive review of the engineering capitalization policies followed by its competitors and others in its industry peer group. The results of this study and an evaluation of the Company's policy led the Company to conclude that it should adopt the accounting method that it believes is followed by most of its competitors and certain members of its industry peer group. Previously, the Company had capitalized pre-contract engineering costs as a component of inventories, which were then amortized to earnings as the product was shipped. The Company now expenses such costs as they are incurred. While the accounting policy for pre-contract engineering expenditures previously followed by the Company was in accordance with generally accepted accounting principles, the changed policy is preferable.

     The effect of this change in accounting for periods through February 25, 1995 was a charge of $23,332 ($1.44 per share); the effect of expensing engineering costs for the year ended February 24, 1996 was a charge of $42,114 ($2.60). The following table summarizes the pro forma net earnings (loss) and per share amounts for each period presented. Primarily as a result of this accounting change, inventories decreased by approximately $65,446 as of February 24, 1996.

     Pro forma amounts assuming the change in application of accounting principle applied retroactively (unaudited):

                                                                     YEAR ENDED
                                                   ----------------------------------------------
                                                   FEBRUARY 24,     FEBRUARY 25,     FEBRUARY 26,
                                                       1996             1995             1994
                                                   ------------     ------------     ------------
        Net (loss) earnings......................    $(60,081)        $(35,398)          $688
        Net (loss) earnings per share............    $  (3.71)        $  (2.20)          $.04

3.  ACQUISITIONS

     The Company completed a number of acquisitions during the years ended February 24, 1996 (1996 Acquisition) and February 26, 1994 (1994 Acquisitions) which are described below. Funds for the 1996 and 1994 Acquisitions were obtained from proceeds of the long-term debt issuance described in Note 8.

1996 ACQUISITION

     Burns -- On January 24, 1996 the Company acquired all of the outstanding capital stock of Burns Aerospace Corporation which designs, manufactures, sells and services aircraft seating products to commercial airlines worldwide. The aggregate acquisition cost of $70,032 includes the payment of $42,500 to the seller, the assumption of approximately $27,532 of liabilities, including related acquisition costs, and certain purchase accounting reserves.

     The aggregate purchase price for the Burns acquisition has been allocated to the net assets acquired based on appraisals and management's estimates as follows:

        Receivables..........................................................  $11,396
        Inventories..........................................................   12,624
        Other current assets.................................................      806
        Property and equipment...............................................   21,695
        Intangible and other assets..........................................   23,511
                                                                               -------
                                                                               $70,032
                                                                               =======

                               BE AEROSPACE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 FOR THE YEARS ENDED FEBRUARY 24, 1996, FEBRUARY 25, 1995 AND FEBRUARY 26, 1994
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The following table presents unaudited pro forma operating results for the fiscal years ended February 1996 and 1995, respectively, as if the 1996 acquisition had occurred on February 27, 1994:

                                                                    1996         1995
                                                                  --------     --------
        Net sales...............................................  $327,073     $322,841
        Net loss................................................  $(88,113)    $(15,061)
                                                                  --------     --------
        Net loss per share......................................  $  (5.44)    $   (.94)
                                                                  ========     ========

     None of the above proforma amounts reflect the anticipated cost savings associated with the Burns business integration plan.

  1994 ACQUISITIONS

     Inventum -- On April 30, 1993, the Company acquired all of the capital stock of Inventum which designs, manufactures, sells and services galley inserts such as ovens, beverage makers, and water boilers to commercial airlines located primarily in Europe and the Pacific Rim. The aggregate acquisition cost of $39,964 includes the payment of $33,095 to the seller, the assumption of approximately $3,614 of liabilities, plus related acquisition costs, and certain purchase accounting reserves.

     Acurex -- On August 26, 1993, the Company acquired all of the outstanding capital stock of Acurex which designs, manufactures, sells and services aircraft refrigeration appliances such as chillers, refrigeration units and wine chillers to commercial airlines worldwide. The aggregate acquisition cost of $70,454 includes the payment of $45,000 to the seller, the assumption of approximately $2,507 of liabilities, the issuance of 1,272,728 shares of the Company's common stock to the sellers, valued at $15.00 per share, plus related acquisition costs, and certain purchase accounting reserves.

     Nordskog -- On August 23, 1993, the Company acquired all of the outstanding capital stock of Nordskog which designs, manufactures, sells and services aircraft galley structures and inserts to commercial airlines worldwide. The aggregate acquisition cost of $25,402 includes a cash payment of $17,158 to the seller, the assumption of approximately $2,374 of liabilities, plus related acquisition costs, and certain purchase accounting reserves.

     Airvision -- On October 13, 1993, the Company acquired substantially all of the assets and certain of the liabilities of Airvision which designs, manufactures, sells and services in-seat video products, including interactive video for commercial airlines worldwide. The aggregate acquisition cost of $16,601 includes the payment of $12,253 to the seller, the assumption of approximately $1,640 of liabilities, plus related acquisition costs, and certain purchase accounting reserves.

     The aggregate purchase price for the 1994 Acquisitions has been allocated to the net assets acquired based on appraisals and management's estimates as follows:

        Cash and cash equivalents...........................................  $  4,403
        Receivables.........................................................    14,403
        Inventories.........................................................    21,392
        Property and equipment..............................................     5,424
        Intangible and other assets.........................................   106,799
                                                                              --------
                                                                              $152,421
                                                                              ========

                               BE AEROSPACE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 FOR THE YEARS ENDED FEBRUARY 24, 1996, FEBRUARY 25, 1995 AND FEBRUARY 26, 1994
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

4.  INVENTORIES

     Inventories are valued at the lower of cost or market using the weighted average cost method. Inventories consist of the following:

                                                                     1996        1995
                                                                    -------     -------
        Raw materials.............................................  $28,252     $23,675
        Work-in-process...........................................   39,045      39,131
        Finished goods............................................    5,272       8,541
                                                                    -------     -------
                                                                    $72,569     $71,347
                                                                    =======     =======

     Inventories at February 25, 1995 included $23,332 of capitalized pre-contract engineering costs. As described in Note 2, during fiscal 1996, the Company changed its method of accounting for such costs.

5.  PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost, and depreciated and amortized generally on the straight-line method over their estimated useful lives of three to 20 years (term of lease as to leasehold improvements). Property and equipment consist of the following:

                                                          YEARS       1996         1995
                                                          -----     --------     --------
        Land, buildings and improvements................  15-20     $ 39,979     $ 31,920
        Machinery.......................................   5-12       46,374       29,743
        Tooling.........................................    3-5       14,819       10,324
        Furniture and equipment.........................    3-5       12,758        7,075
                                                                    --------     --------
                                                                     113,930       79,062
        Less accumulated depreciation and
          amortization..................................             (27,573)     (18,758)
                                                                    --------     --------
                                                                    $ 86,357     $ 60,304
                                                                    ========     ========

6.  INTANGIBLES AND OTHER ASSETS

     Intangibles and other assets consist of the following:

                                                    STRAIGHT-LINE
                                                     AMORTIZATION
                                                    PERIOD (YEARS)       1996         1995
                                                    --------------     --------     --------
        Covenants not-to-compete..................         14          $ 10,198     $  9,198
        Product technology, production plans and
          drawings................................       7-20            60,201       56,774
        Replacement parts annuity.................         20            29,416       26,042
        Product approvals and technical manuals...         20            18,529       13,909
        Goodwill..................................         30            77,256       68,651
        Debt issue costs..........................         10            12,592        5,662
        Trademarks and patents....................         20            10,470        9,114
        Other.....................................                       11,761        9,482
                                                                       --------     --------
                                                                        230,423      198,832
             Less accumulated amortization........                      (33,002)     (21,699)
                                                                       --------     --------
                                                                       $197,421     $177,133
                                                                       ========     ========

                               BE AEROSPACE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 FOR THE YEARS ENDED FEBRUARY 24, 1996, FEBRUARY 25, 1995 AND FEBRUARY 26, 1994
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

7.  ACCRUED LIABILITIES

     Accrued liabilities consist of the following:

                                                                    1996         1995
                                                                  --------      -------
        Accrued product warranties..............................  $  3,455      $ 2,969
        Accrued salaries, vacation and related benefits.........    10,479        5,502
        Accrued acquisition expenses............................    11,105        2,507
        Accrued interest........................................     7,449        6,694
        Customer advances.......................................     5,940           --
        Accrued income taxes....................................     7,315        1,642
        Other accrued liabilities...............................    10,657        6,809
                                                                  --------      -------
                                                                  $ 56,400      $26,123
                                                                  ========      =======

8.  LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                    1996         1995
                                                                  --------     --------
        Senior notes............................................. $124,313     $124,215
        Senior subordinated notes................................  100,000           --
        Revolving lines of credit................................   38,000       36,000
        Term loan................................................   16,665       16,577
        Other long-term debt.....................................      696          568
                                                                  --------     --------
                                                                   279,674      177,360
        Less current portion of long-term debt...................   (6,482)      (4,667)
                                                                  --------     --------
                                                                  $273,192     $172,693
                                                                  ========     ========

     In January 1996, the Company amended its existing credit facilities by increasing the aggregate principal amount that may be borrowed thereunder to $100,000 (the "Bank Credit Facility"). The Bank Credit Facility consists of a $25,000 Reducing Revolver and a $75,000 Revolving Facility. The amount of the Reducing Revolver will be reduced automatically by 12.5% on April 19, 1999 and on each of the seven succeeding quarterly anniversaries of such date. The Reducing Revolver is collateralized by all of the issued and outstanding capital stock of Acurex and has a five-year maturity, with the commitments of the lenders thereunder reducing during such five-year period. The Revolving Facility is collateralized by all of the Company's accounts receivable, all of its inventory and substantially all of its other personal property and has a five-year maturity. The Bank Credit Facility contains customary affirmative covenants, negative covenants and conditions of borrowing, all of which were met by the Company as of February 24, 1996. Borrowings under the Bank Credit Facility were used to refinance the remaining borrowings under the Company's then outstanding credit facility.

     Borrowings under the Bank Credit Facility currently bear interest at LIBOR plus 1.75% or prime (as defined) plus 1/2%. The interest to be charged on the Bank Credit Facility can increase or decrease based upon specified operating performance criteria set forth in the Bank Credit Facility Agreement. Amounts may be borrowed or repaid in $1,000 increments. At February 24, 1996, approximately $5,800 of letters of credit were outstanding, reducing the aggregate Bank Credit Facility availability to approximately $56,200.

     On January 24, 1996, the Company sold $100,000 of 9 7/8% Senior Subordinated Notes (the "Senior Subordinated Notes"). The proceeds from the Senior Subordinated Notes were utilized to acquire Burns and refinance the Company's then outstanding Bank credit facilities.

                               BE AEROSPACE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 FOR THE YEARS ENDED FEBRUARY 24, 1996, FEBRUARY 25, 1995 AND FEBRUARY 26, 1994
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The Senior Subordinated Notes are unsecured senior subordinated obligations of the Company and are subordinated to all senior indebtedness of the Company and mature on February 1, 2006. Interest on the Senior Subordinated Notes is payable semi-annually in arrears February 1 and August 1 of each year. The Senior Subordinated Notes are redeemable at the option of the Company, in whole or in part, at any time after February 1, 2001 at predetermined redemption prices together with accrued and unpaid interest through the date of redemption. Upon a change of control (as defined), each holder of the Senior Subordinated Notes may require the Company to repurchase such holder's Senior Subordinated Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of such purchase. The Senior Subordinated Notes contain certain restrictive covenants, all of which were met by the Company as of February 24, 1996, including limitations on future indebtedness, restricted payments, transactions with affiliates, liens, dividends, mergers and transfers of assets.

     On February 24, 1993, the Company sold $125,000 of 9 3/4% Senior Notes (the "Senior Notes"), which were priced to yield 9 7/8%. The Company received the proceeds from the Senior Notes on March 3, 1993 and utilized $32,545 thereof to repay the outstanding balance of the Company's then outstanding bank obligations. The Senior Notes are senior unsecured obligations of the Company, ranking equally with any future senior obligations of the Company and mature on March 1, 2003. Interest on the Senior Notes is payable semi-annually in arrears on March 1 and September 1 of each year. The Senior Notes are redeemable at the option of the Company, in whole or in part, at any time on or after March 1, 1998 at predetermined redemption prices, together with accrued and unpaid interest through the date of redemption. Upon a change of control (as defined), each holder of the Senior Notes may require the Company to repurchase such holder's Senior Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of such purchase. The Senior Notes contain certain restrictive covenants, all of which were met by the Company as of February 24, 1996, including limitations on future indebtedness, restricted payments, transactions with affiliates, liens, dividends, mergers and transfers of assets.

     Terms of the Senior Notes provide that, among other things, the payment of cash dividends on Common Stock is limited to a cumulative amount that equals fifty percent of the Company's consolidated adjusted net income since the date of the Senior Notes' issuance, plus the sum of $10,000 and other equity adjustments (as defined therein). The payment of cash dividends may only be made if the Company is not in default under the terms of the Senior Notes. The Bank Credit Facility also contains restrictions on the cumulative amount of dividends that may be paid. As of February 24, 1996, no cash dividends could have been declared by the Company.

     The Company has a U.K. revolving line of credit and term loan facility aggregating $13,300 (the FEEL Credit Agreement). The FEEL Credit Agreement is collateralized by substantially all of the assets of FEEL. Borrowings may be made under the line of credit provided FEEL is in compliance with certain covenants, all of which were met or waived as of February 24, 1996. Aggregate borrowings outstanding under the FEEL Credit Agreement were approximately $12,815 as of February 24, 1996. Such borrowings will be repaid in pounds sterling.

     The Company also has a Netherlands revolving line of credit agreement for approximately $1,000 (the Inventum Credit Agreement). The Inventum Credit Agreement is collateralized by substantially all of the assets of Inventum. Borrowings may be made under the line of credit provided Inventum is in compliance with certain covenants, all of which were met by Inventum as of February 24, 1996. There were no borrowings outstanding under the Inventum Credit Agreement as of February 24, 1996.

     During fiscal 1995, the Company entered into term loan agreements aggregating $4,000 which are collateralized by two of the Company's recently constructed properties. These term loans bear interest at

                               BE AEROSPACE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 FOR THE YEARS ENDED FEBRUARY 24, 1996, FEBRUARY 25, 1995 AND FEBRUARY 26, 1994
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

prime (as defined) plus 1/2% or LIBOR plus 1 3/4%, at the option of the Company and contain certain restrictive covenants, all of which were met by the Company as of February 24, 1996.

     Maturities of long-term debt are as follows:

        Fiscal year ending February:
             1997...........................................................  $  6,482
             1998...........................................................     1,591
             1999...........................................................     1,424
             2000...........................................................     1,357
             2001...........................................................    39,358
        Thereafter..........................................................   229,462
                                                                              --------
                                                                              $279,674
                                                                              ========

9.  INCOME TAXES

     Income tax expense (benefit) consists of the following:


                                                            1996        1995        1994
                                                           -------     -------     ------
        Current:
             Federal.....................................  $ 1,972     $  (786)    $1,408
             State.......................................      818         105        139
             Foreign.....................................      663         639        277
                                                           -------     -------     ------
                                                           $ 3,453     $   (42)    $1,824
                                                           =======     =======     ======
        Deferred:
             Federal.....................................  $(2,635)    $(5,146)    $  155
             State.......................................     (818)       (904)       266
             Foreign.....................................       --        (714)     1,236
                                                            (3,453)     (6,764)     1,657
                                                           -------     -------     ------
                                                           $   -0-     $(6,806)    $3,481
                                                           =======     =======     ======


     The difference between income tax expense (benefit) and the amount computed by applying the statutory U.S. federal income tax rate (35%) to the pretax earnings before change in accounting principle consists of the following:

                                                            1996        1995        1994
                                                          --------     -------     ------
        Statutory U.S. federal income tax expense
          (benefit).....................................  $(21,028)    $(6,605)    $3,093
        Operating loss without tax benefit..............    14,569          --         --
        Foreign tax rate differential...................     3,324          --         --
        State income taxes, net.........................        --        (519)       264
        Goodwill amortization...........................       558         708        290
        Research and development credit.................        --        (600)        --
        Foreign Sales Corporation tax benefit...........        --        (353)      (281)
        Other, net......................................     2,577         563        115
                                                          --------     -------     ------
                                                          $    -0-     $(6,806)    $3,481
                                                          ========     =======     ======

                               BE AEROSPACE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 FOR THE YEARS ENDED FEBRUARY 24, 1996, FEBRUARY 25, 1995 AND FEBRUARY 26, 1994
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The tax effects of temporary differences and carryforwards that give rise to the Company's deferred income tax assets and liabilities consist of the following:

                                                                   1996          1995
                                                                 --------      --------
        Engineering costs......................................  $ 22,182      $     --
        Inventory reserves.....................................     5,164         2,396
        Acquisition reserves...................................       991           855
        Inventory costs capitalized for tax purposes...........       815           815
        Bad debt reserves......................................       658         1,415
        Other..................................................     1,611         1,021
                                                                 --------      --------
        Net current deferred income tax assets.................  $ 31,421      $  6,502
                                                                 ========      ========
        Intangible assets......................................   (14,701)      (16,421)
        Depreciation...........................................    (1,556)       (1,904)
        Net operating loss carryforward........................     9,254         3,708
        Research credit carryforward...........................       600           600
        Other..................................................     1,137         2,805
                                                                 --------      --------
        Net noncurrent deferred income tax liabilities.........    (5,266)      (11,212)
                                                                 --------      --------
        Valuation allowance....................................   (27,412)           --
                                                                 --------      --------
        Net deferred tax liabilities...........................  $ (1,257)     $ (4,710)
                                                                 ========      ========

Due to uncertainty surrounding the realization of the benefits of its net deferred tax asset, the Company has established a valuation allowance of $27,412 against its otherwise recognizable net deferred tax asset.

     As of February 24, 1996, the Company had approximately $22,816 of federal operating loss carryforwards which expire at various dates through 2011, federal research credit carryforwards of $600 which expire at various dates through 2011, and alternative minimum tax credit carryforwards of $269 which have no expiration date.

     The Company has not provided for any residual U.S. income taxes on the approximately $2,855 of earnings from its foreign subsidiaries because such earnings are intended to be indefinitely reinvested. Such residual U.S. income taxes, if provided for, would be immaterial.

     The Company's federal tax returns for the years ended February 26, 1994 and February 27, 1993 are currently under examination by the Internal Revenue Service. Management believes that the resolution of this examination will not have a material adverse effect on the Company's results of operations or its financial condition.

                               BE AEROSPACE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 FOR THE YEARS ENDED FEBRUARY 24, 1996, FEBRUARY 25, 1995 AND FEBRUARY 26, 1994
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

10.  COMMITMENTS AND CONTINGENCIES

  Leases--

     The Company leases certain of its office, manufacturing and service facilities under operating leases which expire at various times through August 2003. Rent expense for fiscal 1996, 1995, and 1994 was approximately $2,943, $2,276 and $2,091, respectively. Future payments under leases with terms currently greater than one year are as follows:

        Year ending February:
             1997...........................................................   $ 5,308
             1998...........................................................     4,318
             1999...........................................................     2,567
             2000...........................................................     1,460
             2001...........................................................     1,257
        Thereafter..........................................................     3,063
                                                                               -------
                                                                               $17,973
                                                                               =======

  Contingencies --

     BEA has been advised that the U.S. Attorney's Office for the District of Connecticut, in conjunction with the Department of Commerce and the U.S. Customs Service, is conducting a grand jury investigation focused on possible non-compliance by BEA with certain statutory and regulatory provisions relating to export licensing and controls. The investigation relates primarily to the sale of passenger seats and related spare parts for civilian commercial passenger aircraft to Iran Air from 1992 through mid-1995. BEA has been advised that it is a target of the investigation; however, neither it nor any current or former directors, officers, or employees have been charged in connection with the investigation. The investigation is at an early stage and, while the Company intends to defend itself vigorously, the ultimate outcome of the investigation cannot presently be determined. An adverse outcome could have a material adverse effect upon the operations and/or financial condition of the Company.

     The Company is also a defendant in various other legal actions arising in the normal course of business, the outcome of which, in the opinion of management, neither individually nor in the aggregate are likely to result in a material adverse effect to the Company's financial statements.

  Employment Agreements --

     The Company has employment and compensation agreements with two key officers of the Company. One of the agreements provides for an officer to earn a minimum of $450 adjusted annually for changes in the consumer price index (as defined) per year through 2001, as well as a deferred compensation benefit equal to the aggregate annual compensation earned through termination and payable thereafter. Such deferred compensation will be payable in equal monthly installments over the same number of years it was earned. The other agreement provides for an officer to receive annual minimum compensation of $450, and an incentive bonus not to exceed 100% of the officer's then-current salary through 1998. In addition, if the officer terminates his employment on or after April 28, 1996, the Company is obligated to pay the officer annually, as deferred compensation, an amount equal to 100% of the officer's annual salary (as defined) for a period of ten years from the date of termination. Such deferred compensation has been accrued at the present value of the obligation at February 24, 1996.

     The Company has other employment agreements with certain key members of management that provide for aggregate minimum annual base compensation of $1,660, expiring on various dates through 1999.

                               BE AEROSPACE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 FOR THE YEARS ENDED FEBRUARY 24, 1996, FEBRUARY 25, 1995 AND FEBRUARY 26, 1994
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

  Supply Agreement --

     The Company has entered into a supply agreement with Applied Extrusion Technologies, Inc. ("AET"), a related party by way of common management. Under this agreement, the Company has agreed to purchase its requirements for certain component parts through April 1998 at a price that results in a 33-1/3% gross margin to AET. The Company's purchases under this contract for the years ended February 24, 1996, February 25, 1995, and February 26, 1994 were $1,301, $984,
$1,040, respectively.

11.  PROFIT-SHARING PLAN

     In August 1988, the Company established a non-qualified contributory profit-sharing plan. Effective August 1, 1989, this plan was amended to incorporate a 401(k) Plan which permits the Company to match a portion of employee contributions and to make profit-sharing contributions to all participants (as defined). Commencing in 1995, the Company's 401(k) Plan was amended to permit the Company's matching contribution to be made in common stock of the Company. The Company recognized expenses of $859, $757, and $585 related to this plan for the years ended February 24, 1996, February 25, 1995 and February 26, 1994, respectively.

12.  STOCKHOLDERS' EQUITY

  Stock Option Plans --

     The Company has various stock option plans, including the 1989 Stock Option Plan, the 1991 Directors Stock Option Plan and the 1992 Share Option Scheme (collectively the "Option Plans"), under which shares of the Company's common stock may be granted to key employees and directors of the Company. The Option Plans provide for granting key employees options to purchase the Company's common stock. Options are granted at the discretion of the compensation and stock option committee of the Board of Directors, and the option term cannot exceed ten years. Options granted generally vest at the rate of 25% per year from the date of grant and are exercisable to the extent vested.

     In August 1995, the compensation and stock option committee of the Board of Directors reviewed the exercise prices of the options then outstanding, current market conditions, as well as other factors, and deemed it appropriate to re-price 540,800 options with exercise prices ranging from $9.25 to $11.75 per share to $7.625 per share, which was the fair market value as of that date.

     The following table sets forth options granted, cancelled, forfeited and outstanding:

                                          FEBRUARY 26, 1996              FEBRUARY 25, 1995              FEBRUARY 26, 1994
                                      --------------------------     --------------------------     --------------------------
                                                   OPTION PRICE                   OPTION PRICE                   OPTION PRICE
                                       OPTIONS      PER SHARE         OPTIONS      PER SHARE         OPTIONS      PER SHARE
                                      ---------   --------------     ---------   --------------     ---------   --------------
Outstanding, beginning of period....  2,871,287   $ .81 - $13.00     2,493,162   $ .81 - $13.00     2,215,112   $ .81 - $14.00
Options granted.....................    731,925   $7.37 - $10.37       484,500   $7.44 - $ 8.75       404,500   $8.75 - $11.75
Options exercised...................   (139,750)  $ .81 - $ 8.75          (375)           $ .81      (106,450)  $8.75 - $ 9.50
Options forfeited...................   (743,112)  $7.00 - $13.00      (106,000)  $8.25 - $11.75       (20,000)  $8.75 - $12.25
                                      ---------                      ---------                      ---------
Outstanding, end of period..........  2,720,350   $ .81 - $13.00     2,871,287   $ .81 - $13.00     2,493,162   $ .81 - $13.00
                                      =========                      =========                      =========

13.  EMPLOYEE STOCK PURCHASE PLAN

     The Company has established a qualified Employee Stock Purchase Plan, the terms of which allow for qualified employees (as defined) to participate in the purchase of designated shares of the Company's common stock at a price equal to the lower of 85% of the closing price at the beginning or end of each semi-annual stock purchase period. The Company issued 73,544 and 15,065 shares of stock during fiscal 1996 and 1995 (none in fiscal 1994) pursuant to this plan at a price per share of $5.50 and $7.01, respectively.

                               BE AEROSPACE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 FOR THE YEARS ENDED FEBRUARY 24, 1996, FEBRUARY 25, 1995 AND FEBRUARY 26, 1994
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

14.  RELATED PARTY TRANSACTIONS

     Aurora, a private capital firm, has provided assistance to the Company in developing its acquisition program, the acquisitions of the Business Unit, FEEL and AFL, Inventum, Nordskog and Acurex as well as in its 1992 equity offering, strategic planning, competitive analysis and financial relations. During fiscal 1994, the Company had an arrangement with Aurora under which Aurora was entitled to receive reimbursement for its reasonable expenses and to receive a monthly retainer of $20 which was credited against any fees earned for services rendered related to certain transactions, including $100 for each acquisition consummated in fiscal 1994. This arrangement was terminated effective July 1993. Aurora earned approximately $300 during the year ended February 26, 1994 related to the 1994 Acquisitions. A member of the Company's Board of Directors is a part owner of Aurora.

15.  EXPORT SALES AND MAJOR CUSTOMERS

     Export sales from the United States to customers in foreign countries amounted to approximately $61,717 $61,645, and $44,058 in fiscal 1996, 1995, and 1994, respectively. Total sales to all customers in foreign countries amounted to approximately $124,469, $114,511 and $85,239 in fiscal 1996, 1995 and 1994, respectively. Total sales to Europe amounted to 18%, 22% and 28% in fiscal 1996, 1995 and 1994, respectively. Total sales to Asia amounted to 20%, 19% and 21% in fiscal 1995, 1994 and 1993, respectively. Major customers (i.e., customers representing more than 10% of total sales) change from year to year depending on the level of refurbishment activity and/or the level of new aircraft purchases by such customers. There were no major customers in fiscal 1996, 1995 or 1994.

16.  OTHER EXPENSES

     Other expenses for the year ended February 24, 1996 relate to costs associated with the integration and consolidation of the Company's European seating business. Other expenses for the year ended February 25, 1995 consisted of a charge related primarily to intangible assets ($10,835) and inventories ($11,216) associated with the Company's passenger entertainment systems. The introduction of the Company's MDDS interactive video system, which the Company expects to become the industry's standard for inflight passenger and service entertainment, has captured the dominant market share with contract awards from the major airlines totaling more than $150,000 during the year ended February 24, 1996. The MDDS system also has recently caused major carriers to convert programs for earlier products to the Company's MDDS system and has caused two of the Company's principal competitors to offer to develop for the airlines systems similar to the Company's MDDS system. These events have caused the inflight entertainment industry to re-evaluate its product offerings and, in the process, have impaired the value of certain of its assets. As a result, the Company has written down certain of its assets, including certain customer-specific inventories and other assets.

17.  FOREIGN OPERATIONS

  Geographic Area --

     The Company operated principally in two geographic areas, the United States and Europe during the years ended February 24, 1996, February 25, 1995, and February 26, 1994. There were no significant transfers between geographic areas during the period. Identifiable assets are those assets of the Company that are identified with the operations in each geographic area.

                               BE AEROSPACE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 FOR THE YEARS ENDED FEBRUARY 24, 1996, FEBRUARY 25, 1995 AND FEBRUARY 26, 1994
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The following table presents operating results for the years ended February 24, 1996, February 25, 1995, and February 26, 1994 and identifiable assets as of February 24, 1996, February 25, 1995, and February 26, 1994 by geographic area.

                                                      UNITED
                           1996                       STATES       EUROPE      CONSOLIDATED
        -------------------------------------------  --------     --------     ------------
        Sales to unaffiliated customers............  $169,830     $ 62,752       $232,582
        Gross profit...............................    53,772       18,779         72,551
        Selling, general and administrative and
          amortization expenses....................    39,833       11,666         51,499
        Research, development and engineering......    49,574        8,753         58,327
        Other expenses.............................       187        3,983          4,170
        Interest expense, net......................    17,600        1,036         18,636
        Loss before income taxes and cumulative
          effect of accounting change..............   (53,422)      (6,659)       (60,081)
        Identifiable assets........................   332,832      100,754        433,586

                                                      UNITED
                           1995                       STATES       EUROPE      CONSOLIDATED
        -------------------------------------------  --------     --------     ------------
        Sales to unaffiliated customers............  $170,542     $ 58,805       $229,347
        Gross profit...............................    56,296       18,188         74,484
        Selling, general and administrative and
          amortization expenses....................    32,183        9,558         41,741
        Research, development and engineering......     9,834        3,026         12,860
        Other expenses.............................    23,736           --         23,736
        Interest expense, net......................    11,835        3,184         15,019
        Loss before income taxes...................   (18,578)        (294)       (18,872)
        Identifiable assets........................   279,402      100,552        379,954

                                                      UNITED
                           1994                       STATES       EUROPE      CONSOLIDATED
        -------------------------------------------  --------     --------     ------------
        Sales to unaffiliated customers............  $156,638     $ 46,726       $203,364
        Gross profit...............................    51,401       15,656         67,057
        Selling, general and administrative and
          amortization expenses....................    27,288        8,475         35,763
        Research, development and engineering......     7,783        2,093          9,876
        Interest expense, net......................    11,424        1,157         12,581
        Earnings before income taxes...............     4,814        4,023          8,837
        Identifiable assets........................   280,827       94,182        375,009

18.  FAIR VALUE INFORMATION

     The following disclosure of the estimated fair value of financial instruments at February 24, 1996 and February 25, 1995 is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     The carrying amounts of cash and cash equivalents, accounts receivable -- trade, and accounts payable are a reasonable estimate of their fair values. Except for the Company's Senior Notes and Senior

                               BE AEROSPACE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 FOR THE YEARS ENDED FEBRUARY 24, 1996, FEBRUARY 25, 1995 AND FEBRUARY 26, 1994
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Subordinated Notes at February 24, 1996, the Company's Senior Notes have a carrying value of $124,313 and fair value of $130,625, while the Company's Senior Subordinated Notes have a carrying value of $100,000 and fair value of $102,750. The carrying amount of other long-term debt approximates fair value because the obligations either bear interest at floating rates or compare favorably with fixed rate obligations that would be available to the Company.

     The fair value information presented herein is based on pertinent information available to management as of February 24, 1996. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

19.  SELECTED QUARTERLY DATA (UNAUDITED)

     Summarized quarterly financial data for fiscal 1996 is as follows:

                                                               YEAR ENDED FEBRUARY 24, 1996
                                                         ----------------------------------------
                                                          FIRST     SECOND      THIRD     FOURTH
                                                         QUARTER    QUARTER    QUARTER    QUARTER
                                                         -------    -------    -------    -------
As previously reported:
     Sales.............................................  $55,594    $57,451    $55,188    $64,349
     Gross profit......................................   18,401     17,573     17,519     17,664
     Selling, general & administrative.................    8,300      8,443      8,504     16,692
     Research, development and engineering.............    3.547      4,433      3,611     21,071
     Operating earnings (loss).........................    4,221      3,337     (1,113)   (22,617)
     Net earnings (loss)...............................       33       (375)    (3,368)   (28,864)
     Net earnings (loss) per share.....................     0.00      (0.02)     (0.21)     (1.92)
As restated due to accounting change:
     Sales.............................................  $55,594    $57,451    $55,188    $64,349
     Gross profit......................................   18,401     18,719     17,726     17,664
     Selling, general & administrative.................    8,300      8,443      8,504     16,692
     Research, development & engineering...............   13,303     11,471     12,483     21,071
     Operating (loss)..................................   (5,494)    (3,553)    (9,782)   (22,617)
     Net (loss) before cumulative effect of accounting    (9,682)    (7,514)   (14,021)   (28,864)
       change..........................................
     Cumulative effect of accounting change............  (23,332)        --         --         --
     Net loss..........................................  (33,014)    (7,514)   (14,021)   (28,864)
Loss per common share:
     Net loss per share:
     Before cumulative effect of accounting change.....  $ (0.60)   $ (0.45)   $ (0.74)   $ (1.92)
     Cumulative effect of accounting change............    (1.44)        --         --         --
                                                         -------    -------    -------    -------
     Net loss per share................................  $ (2.04)   $ (0.45)   $ (0.74)   $ (1.92)

     Selling, general and administrative expense and research, development and engineering expense for the fourth quarter reflect a significant increase primarily attributable to the Burns acquisition.

     Summarized quarterly financial data for fiscal 1995 is as follows:

                                                               YEAR ENDED FEBRUARY 25, 1995
                                                         ----------------------------------------
                                                          FIRST     SECOND      THIRD     FOURTH
                                                         QUARTER    QUARTER    QUARTER    QUARTER
                                                         -------    -------    -------    -------
Net sales..............................................  $57,567    $55,197    $57,281    $59,302
Gross profit...........................................   18,887     18,408     18,668     18,521
Net earnings (loss)....................................    1,074        964    (14,569)       465
Net earnings (loss) per common share...................      .07        .06       (.90)       .03

                                                                     SCHEDULE II

                               BE AEROSPACE, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
 FOR THE YEARS ENDED FEBRUARY 24, 1996, FEBRUARY 25, 1995 AND FEBRUARY 26, 1994
                             (DOLLARS IN THOUSANDS)

                                          BALANCE                                                BALANCE
                                        AT BEGINNING                                             AT END
                                          OF YEAR        EXPENSES      OTHER      DEDUCTIONS     OF YEAR
                                        ------------     --------     -------     ----------     -------
Deducted From Assets:
  Allowance for doubtful accounts:
     1996..............................   $  4,034        $  162      $1,449 (1)    $  672       $ 4,973
     1995..............................      2,208         3,119          --         1,293         4,034
     1994..............................      1,304           774         650 (2)       520         2,208
  Reserve for obsolete inventories:
     1996..............................   $ 10,664        $6,022      $5,840 (1)    $2,741       $19,785
     1995..............................      7,557         2,787       2,754 (2)     2,434        10,664
     1994..............................      2,885         1,880       4,452 (2)     1,660         7,557
Included In Liabilities:
  Accrued product warranties:
     1996..............................   $  2,969        $2,758      $  936 (1)    $3,208       $ 3,455
     1995..............................      2,388         2,544         666 (2)     2,629         2,969
     1994..............................      1,856         1,926        (184 )       1,210         2,388

---------------

(1) Burns acquisition

(2) 1994 acquisitions

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth estimates of the various expenses to be borne by the Company in connection with the offering of the securities being hereby registered.


                                       ITEM                                       COST
    --------------------------------------------------------------------------  --------
    SEC Registration Fee......................................................  $ 33,277
    NASD Filing Fee...........................................................    11,483
    Nasdaq National Market Listing Fee........................................    17,500
    Blue Sky Fees and Expenses................................................    15,000
    Transfer Agent and Registrar Fees.........................................     5,000
    Accounting Fees and Expenses..............................................   200,000
    Legal Fees and Expenses...................................................   225,000
    Printing and Mailing Expenses.............................................   300,000
    Miscellaneous.............................................................    17,740
                                                                                --------
              TOTAL...........................................................  $825,000



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or
(iv) for any transaction from which the director derived an improper personal benefit.

     The Registrant's Restated Certificate of Incorporation (the "Certificate") provides that the Company's Directors shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that exculpation from liabilities is not permitted under the DGCL as in effect at the time such liability is determined. The Registrant's Certificate further provides that the Registrant shall indemnify its directors and officers to the fullest extent permitted by the DGCL.

     The directors and officers of the Company are covered under directors' and officers' liability insurance policies maintained by the Company.

ITEM 16.  EXHIBITS

     The following is a list of exhibits filed as a part of this registration statement.


  1.1  Form of Underwriting Agreement*
  4.1  Specimen Common Stock Certificate(1)
       Certificate of Amendment of the Restated Certificate of
  4.2  Incorporation (2)
  4.3  Amended and Restated By-laws (3)
  4.4  Form of Power of Attorney and Custody Agreement*
  5.1  Opinion of Ropes & Gray*
 23.1  Consent of Deloitte & Touche LLP*
 23.2  Consent of Arthur Andersen LLP*
 23.3  Consent of Ropes & Gray (included in Exhibit 5.1)*
   24  Power of Attorney**


---------------
(1) Incorporated by reference from Registrant's Registration Statement on Form S-1, as amended (No. 33-33689), filed with the Commission on March 7, 1990.

(2) Incorporated by reference from Registrant's Registration Statement on Form S-1, as amended (No. 33-54146), filed with the Commission on November 3, 1992.

(3) Incorporated by reference from Registrant's Current Report on Form 8-K dated March 6, 1992.


 *  Filed herewith.



**  Previously filed.


ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under "Item 15
-- Indemnification of Directors and Officers" above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wellington, Florida, on this 12th day of December, 1996.


                                          BE AEROSPACE, INC.


                                          By:      /s/  AMIN J. KHOURY


                                            ------------------------------------

                                                       Amin J. Khoury


                                             Chairman of the Board of Directors



     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by Amin J. Khoury as attorney-in-fact for the specific persons in the capacities and on the dates indicated.



             SIGNATURE                               TITLE                          DATE
-----------------------------------    ----------------------------------    ------------------
/s/  AMIN J. KHOURY                    Chairman of the Board of Directors     December 12, 1996
-----------------------------------
Amin J. Khoury
*                                      Vice Chairman of the Board of          December 12, 1996
-----------------------------------    Directors and Chief Executive
Robert J. Khoury                       Officer (principal executive
                                       officer)
*                                      President, Director and Chief          December 12, 1996
-----------------------------------    Operating Officer
Paul E. Fulchino
*                                      Vice President, Chief Financial        December 12, 1996
-----------------------------------    Officer and Assistant Secretary
Thomas P. McCaffrey                    (principal financial and
                                       accounting officer)
*                                      Director                               December 12, 1996
-----------------------------------
Jim C. Cowart
*                                      Director                               December 12, 1996
-----------------------------------
Richard G. Hamermesh
*                                      Director                               December 12, 1996
-----------------------------------
Brian H. Rowe
*                                      Director                               December 12, 1996
-----------------------------------
Hansjoerg Wyss
*By: /s/ AMIN J. KHOURY
-----------------------------------
Amin J. Khoury
Attorney-in-Fact

                                 EXHIBIT INDEX



                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                                  DESCRIPTION                                      PAGE
-----    --------------------------------------------------------------------------  ------------
  1.1    Form of Underwriting Agreement*...........................................
  4.1    Specimen Common Stock Certificate(1)......................................
  4.2    Certificate of Amendment of the Restated Certificate of
         Incorporation(2)..........................................................
  4.3    Amended and Restated By-laws(3)...........................................
  4.4    Form of Power of Attorney and Custody Agreement*..........................
  5.1    Opinion of Ropes & Gray*..................................................
 23.1    Consent of Deloitte & Touche LLP*.........................................
 23.2    Consent of Arthur Andersen LLP*...........................................
 23.3    Consent of Ropes & Gray (included in Exhibit 5.1)*........................
   24    Power of Attorney**.......................................................


---------------
(1) Incorporated by reference from Registrant's Registration Statement on Form S-1, as amended (No. 33-33689), filed with the Commission on March 7, 1990.

(2) Incorporated by reference from Registrant's Registration Statement on Form S-1, as amended (No. 33-54146), filed with the Commission on November 3, 1992.

(3) Incorporated by reference from Registrant's Current Report on Form 8-K dated March 6, 1992.


 *  Filed herewith.



**  Previously filed.